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The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated September 21, 2000

Prospectus Supplement to Prospectus Dated August 25, 2000.

Filed Pursuant to Rule 424(b)(5)
Registration No. 333-44128

2,000,000 Shares

Common Stock

This is a public offering of common stock of Natural MicroSystems Corporation. We are offering 2,000,000 shares of common stock.

Our common stock trades on the Nasdaq National Market under the symbol "NMSS." On September 20, 2000, the reported last sale price of our common stock on the Nasdaq National Market was $73.00 per share.

Concurrently with this common stock offering, and by a separate prospectus supplement, we are offering $175,000,000 aggregate principal amount of five year convertible subordinated notes, plus up to $26,250,000 aggregate principal amount of additional notes to cover overallotments by the underwriter for that offering. The completion of the common stock offering and the notes offering are not dependent on one another.

Investing in our common stock involves risks. See "Risk Factors" beginning on page S-5.

Neither the Securities and Exchange Commission nor any state securities regulators has approved or disapproved of these securities, or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts	$	$
Proceeds, before expenses, to Natural MicroSystems Corporation	$	$

We have granted the underwriters the right to purchase up to 300,000 additional shares of common stock at the public offering price to cover any overallotments.

The underwriters expect to deliver the shares to purchasers on October   , 2000.

Deutsche Banc Alex. Brown

U.S. Bancorp Piper Jaffray

Dain Rauscher Wessels

The date of this Prospectus Supplement is            , 2000.

[Gatefold Artwork]

[Inside front cover—Artwork]

     The diagram entitled "enabling a new era of communications" includes a diagram of a converged network, comprised of enterprises the PSTN and the IP network. The chart depicts network elements which incorporate Natural MicroSystems components.

SUMMARY

    This summary highlights more detailed information contained elsewhere in this prospectus supplement. This summary is not complete and does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus supplement and the accompanying prospectus carefully, including the risks of investing in our securities discussed under "Risk Factors" beginning on page S-5 of this prospectus supplement and the other risks discussed on page 2 of the accompanying prospectus. Unless otherwise stated, all of the information in this prospectus supplement assumes that the underwriters' overallotment option is not exercised. Except as otherwise stated, references in this prospectus to "we," "us," "ours" and "Natural MicroSystems" refer to Natural MicroSystems Corporation and its subsidiaries.

    All share and per share data in this prospectus supplement reflect the two-for-one stock split in the form of a distribution on August 7, 2000 of one share of our common stock for each outstanding share of our common stock held of record on July 24, 2000. The information incorporated by reference into this prospectus supplement, however, may not reflect this stock split.

Natural MicroSystems

    We provide enabling technologies to the world's leading suppliers of networking and communications equipment. Our customers incorporate our software and hardware products and technologies into their solutions in order to enable communications service providers and enterprises to rapidly and cost-effectively deploy data, voice and fax applications and enhanced services in converged networks. These converged networks integrate packets of data, voice and fax from several sources on a single physical network link and allow for interoperability between the Internet, a packet-based network, and the public switched telephone network (PSTN), which is circuit-based.

    Over the past two years, we have been strategically repositioning our business to address new, high growth markets resulting from the growth in the converged network build out. To support this repositioning, we made significant investments in our sales force, built a service organization, expanded our research and development, acquired complementary products and new network capabilities and strengthened our management team. As a result, we achieved sequential increases in revenue over the prior quarter of 15% in the third quarter and 23% in the fourth quarter of 1999, and 11% in the first quarter and 16% in the second quarter of 2000. In the quarter ended June 30, 2000, we achieved record revenues of $32.1 million representing an 83% increase over the same period in the prior year.

    Our products, which use technologies including digital signal processing, specialized silicon for packet media processing, speech processing and recognition, media processing, signal protocol processing, switching and packet classification, are essential components in networking and communications equipment deployed in the wireline and wireless Internet and PSTN. We also provide our customers with software development tools and systems architecture and engineering design services. These products, tools and services facilitate the rapid creation and deployment of enhanced services and applications while conforming to the high quality, availability, scalability and manageability required in service provider networks. Our products and technologies are compliant with open industry standards to insure interoperability and compatibility, and leverage mass-market components, such as general purpose microprocessors, digital signal processors and operating system software.

    Several factors are driving increased demand for our products and services. The explosive growth in data traffic, heightened competition, the need for network interoperability and the emergence of converged network infrastructures are causing service providers and enterprises to deploy new enhanced services and applications in order to compete more effectively. In addition, the increasing use of packet networks, which must interoperate with existing networks, requires network equipment and applications that can operate in both packet and circuit networks. Service providers require that their packet networks have the high levels of quality, availability, scalability and manageability traditionally associated with circuit networks. Finally, the emerging packet networks can support completely new enhanced services and applications, but only with new technologies such as traffic classification and bandwidth management.

    These market changes have increasingly led system vendors to purchase subsystems and enabling technologies from outside suppliers, such as Natural MicroSystems. Our products and enabling technologies help our customers achieve a reduced time to market and allow them to focus their development efforts on new service creation and next generation infrastructure.

    Our products and solutions target applications in four market segments: Network Access, Enhanced Services, Enterprise Solutions, and Premium IP Services Management. We target original equipment manufacturers, system suppliers and other strategic customers in these market segments and seek to provide them with essential enabling components for their system offerings. To date, our solutions have been deployed in over 65 countries and our customers include leading vendors such as Alcatel, Clarent, Comverse, Ericsson, JetStream, Lucent, Motorola, Nortel, Siemens and Teradyne.

    Our growth strategy includes the following key elements:

  •
  Focus on high growth market segments;

  •
  Extend our technology leadership;

  •
  Strengthen and expand relationships with strategic customers;

  •
  Broaden our product offering;

  •
  Support open architecture and drive evolving standards; and

  •
  Strengthen customer relationships through consulting and support services.

    In pursuit of this strategy, we have completed two acquisitions within the past year. In December 1999, we acquired QWES.com, Inc. (QWES) in a transaction accounted for as a pooling of interests. QWES provides us with technologies and products for use in the differentiated IP service provisioning and application traffic shaping markets. In connection with the acquisition, we issued or reserved for issuance 3,000,000 shares of our common stock for the outstanding shares, options and warrants of QWES. Our consolidated financial statements have been restated to include the financial position, results of operations and cash flows of QWES from April 3, 1998, when QWES was incorporated, through the acquisition date.

    In July 2000, we acquired InnoMediaLogic Inc. (IML), a privately held company headquartered in Canada. IML is a leading provider of enabling technology used in voice over digital subscriber line (VoDSL) gateways and other new network access solutions. In connection with the acquisition, we issued or reserved for issuance an aggregate of 2,635,300 shares of our common stock, paid aggregate cash consideration of $69.1 million, and assumed the obligation to issue up to an additional 318,672 shares of our common stock upon exercise of outstanding stock options for the purchase of the common stock of IML. We have accounted for the acquisition as a purchase.

    We were incorporated in Delaware in 1983. As of August 31, 2000, we employed 569 full time employees. Our stock has been publicly traded since our initial public offering in 1994. Our principal executive offices are located at 100 Crossing Boulevard, Framingham, Massachusetts 01702 and our main telephone number is (508) 620-9300. We also have sales, service and engineering facilities in the United States and in other countries. Our corporate website is

www.nmss.com. Information contained on our website does not constitute a part of this prospectus supplement.

    Natural MicroSystems Corporation, Natural MicroSystems, CT Access, Natural Access, NaturalFax, Natural Call Control, Fusion, NaturalEdge, Convergence Generation, PacketMedia, HearSay, PowerBlade and PolicyPoint are trademarks of Natural MicroSystems. Alliance Generation is a registered trademark of Natural MicroSystems. All other brand names or trademarks appearing in this prospectus are the property of their respective holders.

The Offering

Common stock offered by us	2,000,000 shares
Common stock to be outstanding after this offering	35,197,900 shares
Use of proceeds	For general corporate purposes, including working capital, capital expenditures and potential acquisitions
Nasdaq National Market symbol	NMSS
Preferred share purchase rights
One preferred share purchase right will be attached to each share of common stock sold in the offering and thus the preferred share purchase rights are also being offered by this prospectus. These rights would cause substantial dilution to any person or group who attempts to acquire a significant interest in our company without advance approval from our board of directors and thus could make an acquisition of control of our company more difficult.

    The above information is based on 33,197,900 shares outstanding as of June 30, 2000. This information does not take into account:

  •
  6,500,210 shares of common stock issuable at a weighted average exercise price of $13.79 per share on exercise of stock options outstanding as of June 30, 2000 under our 1989 Stock Option and Stock Purchase Plan, 1993 Stock Option Plan, 1993 Non-Employee Directors Stock Option Plan, 1995 Non-Statutory Stock Option Plan and 2000 Equity Incentive Plan;

  •
  28,586 shares of common stock issuable at a weighted average exercise price of $3.94 per share on exercise of warrants outstanding as of June 30, 2000; and

  •
  2,635,300 shares issued or reserved for issuance in connection with the acquisition of IML.

Summary and Pro Forma Financial Data

    The following table presents our summary consolidated financial data and our summary pro forma financial data to give effect to the acquisition of IML. The unaudited pro forma statement of operations data and the unaudited pro forma June 30, 2000 balance sheet data gives effect to the acquisition of IML as if it occurred on January 1, 1999 and June 30, 2000, respectively. The following information should be read in conjunction with our consolidated financial statements and notes thereto incorporated by reference into this prospectus supplement and with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our "Unaudited Pro Forma Combined Financial Information" included elsewhere in this prospectus supplement. All figures set out in the table are in thousands, except per share amounts.

Consolidated Statements of Operations Data:

	Year Ended December 31,				Six Months Ended June 30,
	1997	1998	1999	Pro Forma 1999	1999	2000	Pro Forma 2000
Revenues	$75,363	$76,529	$79,476	$85,696	$34,186	$59,847	$68,963
Gross profit	50,065	48,411	47,956	54,219	20,608	37,267	43,861
Operating income (loss)	7,319	(10,057)	(16,634)	(55,273)	(11,093)	526	(19,145)

Net income (loss)	3,759	(6,125)	(18,688)	(63,572)	(7,672)	6,037	(17,694)

Net income (loss) per share:
Basic	$0.18	$(0.28)	$(0.81)	$(2.48)	$(0.34)	$0.20	$(0.54)

Diluted	$0.17	$(0.28)	$(0.81)	$(2.48)	$(0.34)	$0.19	$(0.54)

Weighted average shares outstanding:
Basic	20,963	21,847	22,965	25,600	22,429	30,454	33,089
Diluted	22,358	21,847	22,965	25,600	22,429	32,290	33,089

Consolidated Balance Sheet Data:

	As of June 30, 2000
	Actual	Pro Forma	Pro Forma As Adjusted for sale of stock	Pro Forma As Adjusted for sale of stock and Notes
Cash, cash equivalents and marketable securities	$201,559	$135,724	$274,904	$444,404
Working capital	213,129	152,332	291,512	461,012
Total assets	253,406	332,695	471,875	646,875
Long-term debt, less current portion	—	278	278	175,278
Stockholders' equity	235,322	309,171	448,351	448,351

    The "Pro Forma As Adjusted" columns in the summary consolidated balance sheet above reflect the deduction of underwriting discounts and commissions and our estimated offering expenses.

    The "Pro Forma As Adjusted" columns in the summary consolidated balance sheet data above give effect to:

  •
  the sale of 2,000,000 shares of common stock offered in this offering at an estimated price to the public of $73.00 per share; and

  •
  the sale of 2,000,000 shares of common stock offered at an estimated price to the public of $73.00 per share and the sale of $175,000,000 in aggregate principal amount of      % Convertible Subordinated Notes due October 15, 2005 being offered concurrently with this offering.

RISK FACTORS

    This offering involves a high degree of risk. You should carefully consider the risks described below and under the caption "Risk Factors" beginning on page 2 in the accompanying prospectus, as well as the other information in this prospectus supplement and in the accompanying prospectus, before deciding to invest in shares of our common stock. The risks and uncertainties described below and in the accompanying prospectus are not the only ones we face. Additional risks and uncertainties not known to us or that we now believe to be unimportant could also impair our business. If any of the following risks actually were to occur, our business, results of operations and financial condition could be materially adversely affected, the trading price of our common stock could decline, and you might lose all or part of your investment. Please also see "Forward-Looking Information" on page S-6.

Our stock price has been and is likely to continue to be volatile, which may make it difficult for you to resell shares of our common stock when you want at prices you find attractive.

    The trading price of our common stock has been and is likely to be highly volatile. Our stock price could be subject to wide fluctuations in response to a variety of factors, including the following:

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  Actual or anticipated variations in quarterly operating results;

  •
  Announcements of technological innovations;

  •
  New products or services offered by us or our competitors;

  •
  Changes in financial estimates by securities analysts;

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  Conditions or trends in the telecommunications industry;

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  Our announcement of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

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  Adoption of industry standards and the inclusion of or compatability of our technology with such standards;

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  Adverse or unfavorable publicity regarding us or our products;

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  Additions or departures of key personnel;

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  Sales of common stock; and

  •
  Other events or factors that may be beyond our control.

    In addition, the stock markets in general, and the Nasdaq National Market and the market for telecommunications and technology companies in particular, have recently experienced extreme price and volume volatility. This volatility has affected many companies irrespective of or disproportionately to the operating performance of these companies.

The terms of our indebtedness impose significant restrictions on us.

    There are provisions of the indenture governing the convertible subordinated notes being offered concurrently with this offering which contain covenants that restrict our ability to:

  •
  pay dividends or make other specific distributions;

  •
  consummate certain asset sales;

  •
  consolidate with any other person; and

  •
  sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our assets.

    In addition, our credit facility requires us to comply with specific financial ratios and tests, under which we are required to achieve objective financial and operating results. Our ability to meet these financial ratios and tests may be affected by events beyond our control, and we cannot assure you that they will be met. We cannot assure you that we will have sufficient assets to pay indebtedness currently or subsequently outstanding under our credit facility or the notes being offered concurrently with this offering. Any refinancing, replacement or amendment of our credit facility is likely to contain similar restrictive covenants.

FORWARD-LOOKING INFORMATION

    This prospectus supplement includes and incorporates forward-looking statements that involve substantial risks and uncertainties and fall within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by our use of the words "believes," "anticipates," "plans," "expects," "may," "will," "would," "intends," "estimates," "predicts," "potential," "continue" and similar expressions, whether in the negative or affirmative. We cannot guarantee that we actually will achieve these plans, intentions or expectations. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in "Risk Factors," beginning on page S-5 and on page 2 of the accompanying prospectus, as well as other risks and uncertainties referenced in this prospectus supplement and the accompanying prospectus. We do not assume any obligation to update any of the forward-looking statements after the date of this prospectus supplement to conform these statements to actual results.

USE OF PROCEEDS

    We estimate that we will receive net proceeds from the sale of the stock offered with this prospectus supplement and accompanying prospectus of approximately $139,180,000 after deducting the estimated underwriting discounts and commissions and other fees and expenses payable by us. If the underwriters exercise in full their option to purchase additional shares of stock, we estimate that the net proceeds will be approximately $160,094,500.

    We intend to use the net proceeds from the sale of the stock for general corporate purposes, which may include working capital, capital expenditures, research and development, acquisitions and investments. We may invest the net proceeds temporarily or use them to repay short-term debt until we use them for those purposes.

    Concurrently with the stock offering, we are offering $175,000,000 in aggregate principal amount of convertible subordinated notes due, plus an additional $26,250,000 of principal amount in such notes to cover overallotments by the underwriters for that offering, by means of a separate prospectus supplement. We intend to use the net proceeds from the sale of the notes for the same purposes as the proceeds from the sale of the stock. The completion of the notes offering and this common stock offering are not dependent on one another.

PRICE RANGE OF COMMON STOCK

    Our common stock is quoted on the Nasdaq National Market under the symbol "NMSS." The following table shows the high and low closing sale prices per share of our common stock, as reported on the Nasdaq National Market, for the periods indicated:

	High	Low
Year Ended December 31, 1998:
First Quarter	$23.38	$16.16
Second Quarter	19.19	8.00
Third Quarter	7.38	4.75
Fourth Quarter	6.28	3.09
Year Ended December 31, 1999:
First Quarter	$4.27	$2.45
Second Quarter	5.03	1.53
Third Quarter	7.25	4.81
Fourth Quarter	23.44	6.75
Year Ending December 31, 2000:
First Quarter	$42.88	$16.13
Second Quarter	56.22	22.50
Third Quarter (through September 20, 2000)	76.88	45.31

    On September 20, 2000 the reported last sale price of the common stock on the Nasdaq National Market was $73.00 per share. As of August 31, 2000, we had approximately 276 stockholders of record of our common stock.

DIVIDEND POLICY

    We have never declared or paid any dividends on our common stock. We do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain future earnings to fund the development and growth of our business. In addition, our credit agreement with a bank contains covenants which prohibit us from paying cash dividends.

CAPITALIZATION

    The following table shows our capitalization as of June 30, 2000:

  •
  on a historical basis;

  •
  Pro Forma giving effect to the acquisition of IML as if it occurred on June 30, 2000;

  •
  as adjusted to give effect to the IML acquisition and the sale of 2,000,000 shares of common stock offered in this offering at an estimated price to the public of $73.00 per share; and

  •
  as adjusted to give effect to the IML acquisition, the sale of 2,000,000 shares of common stock offered at an estimated price to the public of $73.00 per share and the sale of $175,000,000 in aggregate principal amount of convertible subordinated notes being offered concurrently with this offering.

    All of the columns containing adjusted figures reflect the deduction of underwriting discounts and commissions and our estimated offering expenses. All figures set out in the table below are in thousands, except share amounts.

	June 30, 2000
	Historical	Pro Forma	Pro Forma As Adjusted for sale of stock	Pro Forma As Adjusted for sale of stock and notes
Short-term debt:
Current portion of long-term debt	$6	$148	$148	$148
Long-term debt:
Long-term debt less current portion	—	278	278	175,278
Stockholders' equity:
Preferred stock, $.01 par value; 3,000,000 shares authorized; none issued	—	—	—	—
Common stock, $.01 par value; 125,000,000 shares authorized; 33,197,900 shares issued and outstanding (actual); 35,833,200 shares issued and outstanding (pro forma); 37,833,200 shares issued and outstanding (pro forma as adjusted for sale of stock); 37,833,200 shares issued and outstanding (pro forma as adjusted for sale of notes and stock)	332	358	378	378
Additional paid-in capital	251,592	369,700	508,860	508,860
Accumulated deficit	(15,943)	(19,196)	(19,196)	(19,196)
Accumulated other comprehensive loss	(563)	(563)	(563)	(563)
Deferred compensation		(41,032)	(41,032)	(41,032)
Notes receivable from common stockholders	(96)	(96)	(96)	(96)
Treasury stock	—	—	—	—

Total stockholders' equity	235,322	309,171	448,351	448,351

Total capitalization	$235,328	$309,597	$448,777	$623,777

SELECTED FINANCIAL DATA

    The following table contains our selected consolidated financial data and should be read in conjunction with the more detailed consolidated financial statements and notes thereto incorporated by reference into this prospectus supplement. The selected consolidated financial data for and as of the end of each of the three fiscal years in the period ended December 31, 1999 are derived from our consolidated financial statements, which have been audited by PricewaterhouseCoopers LLP, independent accountants. The selected consolidated financial data for and as of the end of each of the two fiscal years in the period ended December 31, 1996 are derived from audited consolidated financial statements that are not incorporated in this prospectus supplement. The unaudited financial data for and as of the end of the six month periods ended June 30, 1999 and June 30, 2000 has been prepared on the same basis as the annual financial statements and includes all adjustments, consisting only of normal recurring adjustments, which management considers necessary for the fair presentation of that financial data. The unaudited results for interim periods are not necessarily indicative of results to be expected for any other interim period or for the full year. All figures set out in the table below are in thousands, except per share data.

	Year Ended December 31,					Six Months Ended June 30,
	1995	1996	1997	1998	1999	1999	2000
Consolidated Statement of Operations Data:
Revenues	$32,835	$51,464	$75,363	$76,529	$79,476	$34,186	$59,847
Cost of revenues	11,485	18,394	25,298	28,118	31,520	13,578	22,580

Gross profit	21,350	33,070	50,065	48,411	47,956	20,608	37,267
Operating expenses:
Selling, general and administrative	10,294	15,251	22,294	33,979	39,976	19,518	22,817
Research and development	6,856	10,328	14,851	21,464	24,705	12,183	13,924
Purchased in-process research and development	—	4,426	5,601	—	—	—	—
Restructuring and other special charges	—	—	—	3,025	(91)	—	—

Total operating expenses	17,150	30,005	42,746	58,468	64,590	31,701	36,741

Operating income (loss)	4,200	3,065	7,319	(10,057)	(16,634)	(11,093)	526
Interest income (expense) and other	336	1,208	1,198	1,064	181	(17)	5,965
Merger-related expenses	(1,911)	—	—	—	(1,235)	—	—

Income (loss) before income taxes	2,625	4,273	8,517	(8,993)	(17,688)	(11,110)	6,491
Income tax expense (benefit)	1,350	2,643	4,758	(2,868)	1,000	(3,438)	454

Net income (loss)	$1,275	$1,630	$3,759	$(6,125)	$(18,688)	$(7,672)	$6,037

Net income (loss) per share:
Basic	$0.09	$0.09	$0.18	$(0.28)	$(0.81)	$(0.34)	$0.20

Diluted	$0.09	$0.08	$0.17	$(0.28)	$(0.81)	$(0.34)	$0.19

Weighted average common shares used in computing net income (loss) per share:
Basic	14,004	18,740	20,963	21,847	22,965	22,429	30,454
Diluted	14,010	19,350	22,358	21,847	22,965	22,429	32,290
	As of December 31,
						As of June 30, 2000
	1995	1996	1997	1998	1999
Consolidated Balance Sheet Data:
Cash, cash equivalents and marketable securities	$6,863	$33,345	$33,310	$18,070	$23,454	$201,559
Working capital	14,233	44,572	50,769	38,204	25,605	213,129
Total assets	26,396	62,662	81,693	78,950	70,709	253,406
Long-term debt, less current portion	—	392	243	260	306	—
Stockholders' equity	17,745	52,882	68,142	65,213	50,513	235,322

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

    We provide enabling technologies to the world's leading suppliers of networking and communications equipment. Our customers incorporate our software and hardware products and technologies into their solutions in order to enable service providers and enterprises to rapidly and cost-effectively deploy data, voice and fax applications and enhanced services in converged networks.

    Over the past two years, we have been strategically repositioning our business to address new, high growth markets resulting from the growth in the converged network build out. To support this repositioning, we made significant investments in our sales force, built a service organization, expanded our research and development and strengthened our management team. As a result, we achieved sequential increases in revenue over the prior quarter of 15% in the third quarter and 23% in the fourth quarter of 1999, and 11% in the first quarter and 16% in the second quarter of 2000. In the quarter ended June 30, 2000, we achieved record revenues of $32.1 million, representing an 83% increase over the same period in the prior year.

    In July 2000, we acquired IML, a privately held company headquartered in Canada. IML is a leading provider of enabling technology used in VoDSL gateways and other new network access solutions. In connection with the acquisition, we issued or reserved for issuance an aggregate of 2,635,300 shares of our common stock, paid aggregate cash consideration of $69.1 million, and assumed the obligation to issue up to an additional 318,672 shares of our common stock upon exercise of outstanding stock options for the purchase of the common stock of IML. We have accounted for the acquisition as a purchase. See the section in this prospectus supplement entitled "Unaudited Pro Forma Combined Financial Information" beginning on page S-21.

    In December 1999, we acquired QWES.com, Inc. in a transaction accounted for as a pooling of interests. QWES provides us with technologies and products for use in the differentiated IP service provisioning and application traffic shaping markets. In connection with the acquisition, we issued or reserved for issuance 3,000,000 shares of our common stock for the outstanding shares, options and warrants of QWES. Our consolidated financial statements have been restated to include the financial position, results of operations and cash flows of QWES from April 3, 1998, when QWES was incorporated, through the acquisition date.

    In October 1997, we acquired ViaDSP, Inc. for aggregate consideration of 289,124 shares of our common stock in a transaction accounted for as a purchase. ViaDSP was created to define, develop and deliver standard products for the telecommunications markets using advanced digital signal processing technology. The value of the transaction was $7.1 million, including approximately $236,000 of expenses related to the acquisition.

    Our revenues consist primarily of product sales and, to a lesser extent, services provided to our customers. We sell our products worldwide principally through direct sales focusing on large original equipment manufacturer and significant system supplier customers. We use indirect channels to focus on all other customers and prospects. This strategy allows us to focus our resources on customers that offer us the largest revenue opportunities.

    Our revenue is recognized from product sales upon completion of delivery, provided that collection is deemed probable. Service revenues are recognized ratably over applicable contract periods or as the services are performed.

    Our cost of revenues consists primarily of product cost, cost of services provided to our customers and the overhead associated with testing and fulfillment operations.

    Sales, general and administrative expenses consist primarily of salaries, commissions and related personnel expenses for those engaged in our sales, marketing, promotional, public relations, executive accounting and administrative activities and other general corporate expenses. As we add personnel, launch new products and incur additional costs related to the growth of our business, we expect these expenses to increase.

    Research and development expenses consist primarily of salaries, personnel expenses and prototype fees related to the design, development, testing and enhancement of our products. As of June 30, 2000, all research and development costs have been expensed as incurred. We believe that continued investment in research and development is critical to attaining our strategic product and cost reduction objectives, and that these expenses will increase in the future.

Results of Operations

    The following table sets forth, for the periods indicated, selected items from our consolidated statements of operations as a percentage of revenues.

	Year Ended December 31,			Six Months Ended June 30,
	1997	1998	1999	1999	2000
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues	33.6	36.7	39.7	39.7	37.7

Gross profit	66.4	63.3	60.3	60.3	62.3
Operating expenses:
Selling, general and administrative	29.6	44.4	50.3	57.1	38.1
Research and development	19.7	28.0	31.0	35.6	23.3
Purchased in-process research and development	7.4	—	—	—	—
Restructuring and other special charges	—	4.0	(0.1)	—	—

Total operating expenses	56.7	76.4	81.2	92.7	61.4

Operating income (loss)	9.7	(13.1)	(20.9)	(32.4)	0.9
Merger-related costs	—	—	(1.6)	—	—
Other income, net	1.6	1.4	0.2	(0.1)	10.0

Income (loss) before income taxes	11.3	(11.7)	(22.3)	(32.5)	10.9
Income tax expense (benefit)	6.3	(3.7)	1.2	(10.1)	0.8

Net income (loss)	5.0%	(8.0)%	(23.5)%	(22.4)%	10.1%

Three and Six Months Ended June 30, 2000 Compared to Three and Six Months Ended June 30, 1999

Revenues

    Revenues of $32.1 million for the three months ended June 30, 2000 increased 82.9% percent from $17.6 million for the three months ended June 30, 1999. Revenues of $59.9 million for the six months ended June 30, 2000 increased 75.1% from $34.2 million for the six months ended June 30, 1999. The increase from both periods in 2000 to 1999 was attributable to increased revenues in North America, Europe and Asia, increased revenues from our strategic, major and emerging accounts and growth in the service sector. No single customer accounted for more than 10% of revenues in each of the six months ended June 30, 1999 and 2000.

    Revenues from customers located outside of North America of $10.7 million for the three months ended June 30, 2000 increased 116.2% from $4.9 million for the three months ended

June 30, 1999 and represented 33.2% and 28.1% of revenues for 2000 and 1999, respectively. The increase was attributed primarily to growth in Asia, where revenues increased 396.5% from $1.1 million to $5.7 million. Revenues from customers located outside of North America of $18.0 million for the six months ended June 30, 2000 increased 79.7% from $10.0 million for the six months ended June 30, 1999. The increase was due to larger sales volume in both the European and Asian markets.

Gross Profit

    Gross profit for the three months ended June 30, 2000 of $20.1 million, increased 89.7% from $10.6 million for the three months ended June 30, 1999, and represented 62.7% and 60.4% of revenues for 2000 and 1999, respectively. The percentage increase was created by greater efficiencies in operations. Gross profit for the six months ended June 30, 2000 of $37.3 million increased 80.8% from $20.6 million for the six months ended June 30, 1999. The increase in gross profit is directly related to the additional revenue growth.

Selling, General and Administrative

    Selling, general and administrative expenses of $11.8 million for the three months ended June 30, 2000 increased 20.8% from $9.8 million for the three months ended June 30, 1999, and represented 36.8% and 55.7% of total revenues for the comparable three month periods of 2000 and 1999, respectively. Selling, general and administrative expenses of $22.8 million for the six months ended June 30, 2000 increased 16.9% from $19.5 million for the six months ended June 30, 1999 and represented 38.1% and 57.1% of revenues, respectively. The increase in expenses was due to costs associated with increased selling activity and other revenue based expenses.

Research and Development

    Research and development expenditures of $6.9 million for the three months ended June 30, 2000 increased 10.9% from $6.3 million for the three months ended June 30, 1999, and were 21.6% and 35.6% of total revenues for the comparable three month periods of 2000 and 1999, respectively. Research and development expenditures of $13.9 million for the six months ended June 30, 2000 increased 14.3% from $12.2 million for the six months ended June 30, 1999 and represented 23.3% and 35.6% of revenues, respectively. The increases were due to increased personnel and development project cost related to the Convergence Generation and Alliance Generation product lines and associated software.

Interest Income (Expense) and Other

    Interest income (expense) and other for the three months ended June 30, 2000 and June 30, 1999 was $4.0 million and $191,000, respectively. Interest income (expense) and other for the six months ended June 30, 2000 and June 30, 1999 was $6.0 million and ($17,000), respectively. The increase was due to both investment income on cash raised in conjunction with our follow-on stock offering in March 2000 as well as the sale of two investments that we had in various privately held companies. We recognized gains of $982,000 in the first quarter and $916,000 in the second quarter of 2000.

Income Tax Expense (Benefit)

    Income tax expense (benefit) for the three months ended June 30, 2000 and June 30, 1999 was $376,000 and ($1.6) million, respectively. Income tax expense (benefit) for the six months ended June 30, 2000 was $454,000 and ($3.4) million, respectively. Our current effective tax rate is 7.0% on a worldwide basis.

Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

Revenues

    Revenues increased to $79.5 million for the year ended December 31, 1999 from $76.5 million for the year ended December 31, 1998, representing an increase of 3.9%. The increase is attributable to the growth of our services sector, increased revenues in Europe and increased revenues from our strategic accounts, partially offset by lower revenues in Latin America. Revenues from sales to customers located outside North America were 27.4%, or $21.8 million, and 26.9%, or $20.6 million, in 1999 and 1998, respectively. No single customer accounted for more than 10% of revenues in 1999 or 1998.

Gross Profit

    Gross profit decreased to $48.0 million for 1999 from $48.4 million for 1998, representing a decrease of 0.9%. The decrease in gross profit was related to increased expenses incurred for investment in the services and manufacturing departments.

Selling, General and Administrative

    Selling, general and administrative expense increased to $40.0 million for 1999 from $34.0 million for 1998, representing an increase of 17.6%. The increase in expenses was due to costs associated with increased selling activity and increased expenditures for marketing, international expansion and customer support. In 1999, we added a sales office in Italy. These increased expenses were in anticipation of increased revenues and aided in our repositioning.

Research and Development

    Research and development expense increased to $24.7 million for 1999 from $21.5 million in 1998, representing an increase of 15.1%. The increase in expense was primarily due to increased personnel and project development costs related to the Convergence Generation and Alliance Generation product lines and associated software, and development of PolicyPoint. We expect that our research and development expense will continue to increase.

Interest Income (Expense) and Other

    Interest income (expense) and other, reflecting net interest income and foreign exchange gains and losses, decreased to $181,000 for 1999 from $1.1 million (exclusive of merger costs) for 1998, representing a decrease of 83.5%. The decrease is primarily due to lower average cash balances for the period, foreign exchange losses and an increase in interest expense associated with the debt assumed in the QWES acquisition.

Merger-Related Expenses

    We incurred a charge of $1.2 million in the fourth quarter of 1999 consisting of investment banking, accounting and legal fees connected with closing the QWES acquisition.

Income Tax Expense (Benefit)

    Income tax expense (benefit) was $1.0 million and ($2.9 million) for 1999 and 1998, respectively. During the quarter ended December 31, 1999, we concluded that a full valuation allowance against our net deferred tax asset was required, under applicable accounting standards, due to uncertainties surrounding its realization. Accordingly, we established a full valuation allowance for the net deferred tax asset of $4.8 million as of the beginning of the year. This was partially offset by 1999 operating loss carrybacks and a reduction in the income tax reserve for probable loss contingencies.

Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

Revenues

    Revenues increased to $76.5 million for 1998 from $75.4 million for 1997, representing a 1.5% increase. The increase is attributable to the growth of our services department, which was added in 1998, as well as increased revenues in North America and Asia, partially offset by decreased revenues in Europe and Latin America. Revenues from sales to customers located outside North America were 26.9%, or $20.6 million, for 1998 and 27.9%, or $21.0 million, for 1997. No single customer accounted for more than 10% of revenues in 1998 or 1997.

Gross Profit

    Gross profit decreased to $48.4 million for 1998 from $50.1 million for 1997, representing a decrease of 3.3%. The decrease in gross profit was directly related to expenses we incurred for investment in the services and manufacturing departments. We took additional charges of approximately $1.1 million in 1998 that were related to prepaid technological licenses and product write-downs due to the discontinuance of certain products.

Selling, General and Administrative

    Selling, general and administrative expense increased to $34.0 million for 1998 from $22.3 million for 1997, representing an increase of 52.4%. The increases in expenses were due to costs associated with increased selling activity and increased expenditures for marketing, international expansion and customer support. In 1998, we added sales offices in Tokyo and Beijing. These increased expenditures were in anticipation of increased revenues.

    We recorded a provision in 1998 against a trade receivable of approximately $2.2 million with a customer that abruptly ceased operations in April 1998. We recorded revenues of $3.8 million and $2.5 million with this customer in 1997 and 1996, respectively.

Research and Development

    Research and development expense increased to $21.5 million for 1998 from $14.9 million for 1997, representing an increase of 44.5%. The increase in expense was primarily due to increased personnel and project development costs related to the Alliance Generation product line and associated software.

Purchased In-Process Research and Development

    At the time of our acquisition of ViaDSP, Inc. in October 1997, we allocated the purchase price to the tangible and intangible assets of ViaDSP based on the fair market value of those assets using a risk-adjusted discounted cash flow approach. Specifically, the purchased in-process research and development, consisting of completed technology and two separate development projects, was evaluated through interviews. The development projects were further subjected to analysis of data concerning the state of the technology and needed developments. The evaluation of the underlying technology took into account the inherent difficulties and uncertainties in completing its development, and thereby achieving technological feasibility, along with the risks related to the viability of and potential changes in our target markets. At the time of the acquisition, we expensed the fair value of $5.6 million of the acquired technology that had not reached technological feasibility as in-process research and development and had no alternative future use to us in other research and development projects or otherwise.

    Actual revenues resulting from the purchased in-process research and development have not met our expectations. These shortfalls from expectations have adversely affected the expected return on our investment in ViaDSP.

Interest Income (Expense) and Other

    Interest income (expense) and other, reflecting net interest income and foreign exchange gains and losses, decreased to $1.1 million in 1998 from $1.2 million (exclusive of merger costs) in 1997, reflecting a decrease of 11.2%.

Income Tax Expense (Benefit)

    Income tax expense (benefit) was ($2.9 million) and $4.8 million for 1998 and 1997, respectively. The tax rates for 1998 and 1997 differ from the effective tax rate due to state income taxes, net of federal tax benefit; the effect of research and experimentation federal tax credits; and permanent differences for nondeductible merger and purchased in-process research and development costs.

Restructuring and Other Special Charges

    In the fourth quarter of 1998, in response to changes in our business environment we took several actions to create efficiency, to decrease cash outflows and to manage our business more effectively, that resulted in restructuring and other special charges. To eliminate payroll and other related expenditures, we reduced our headcount by three senior international managers. The accrued cost to implement this reduction was approximately $951,000 (of which approximately $65,000 was paid in 1998). We also committed to reduce future lease commitments for a new corporate office and engineering space neither of which will be occupied. The accrued cost to reduce or terminate these lease commitments was approximately $2.1 million, with a projected avoidance of future costs of approximately $10.2 million over ten years.

    We were able to buy out the lease commitment at one of the locations and sublease the other location at an aggregate cost of approximately $958,000, resulting in a savings of approximately $1.1 million from our original estimate. These savings resulted in credits against our accruals in 1999. The savings in the first quarter were partially offset by an additional accrual of approximately $288,000 for unexpected delays in disposing of the other lease commitment. There is no remaining balance for the lease accruals at December 31, 1999.

    In the first quarter of 1999, we completed our management reorganization and terminated two additional senior managers. The severance costs were approximately $441,000, with an anticipated savings of approximately $327,000 a year. In addition, in the fourth quarter of 1999, we incurred a special charge of approximately $557,000 for payroll-related taxes on an option exercise by one of the terminated managers. At December 31, 1999 the aggregate severance accruals have a remaining accrued balance of approximately $450,000, which will be fully paid in 2000.

Liquidity and Capital Resources

    Cash provided by (used in) operations for the six months ended June 30, 2000 and 1999 was $2.2 million and $1.7 million, respectively. Cash provided by operations in the first six months of 2000 was the result of net income, depreciation expense and increases in accrued expenses and other liabilities offset by increases in accounts receivable, inventory, and prepaid and other current assets. Cash provided by operations in the comparable six month period of 1999 was the result of reductions in accounts receivable generated through better collection rates, reductions in inventory through better management and increases in accrued expenses and other liabilities.

    Cash used in investing activities for the six months ended June 30, 2000 and 1999 was ($91.5) million and $3.7 million, respectively. Cash was used in the first six months of 2000 and 1999 for purchases of property and equipment of $4.6 million and $2.9 million respectively. In the first six months of 2000, we purchased additional marketable securities in a total net amount of $90.9 million. In the first six months of 1999, we had increases in intangible assets of $515,000.

    Cash provided by financing activities in the first six months of 2000 and 1999 was $176.4 million and $1.4 million, respectively. In March 2000, cash was provided by issuance of stock pursuant to a follow-on offering of $174.9 million. An additional $4.0 million was raised from issuance of common stock upon the exercise of common stock options and the employee stock purchase plan. Cash was used in the amount of $2.5 million, for the same period, to repay debt incurred in connection with the acquisition of QWES.com. In the first six months of 1999, cash proceeds were from borrowings and the issuance of common stock upon the exercise of common stock options.

    Current assets at June 30, 2000, were $231.2 million, compared to current assets of $45.5 million at December 31, 1999. Our issuance of 6,900,000 shares of our common stock in March 2000 accounted for the majority of this increase. Current liabilities at June 30, 2000 were $18.1 million, compared to current liabilities of $19.9 million at December 31, 1999. Payment of QWES.com short-term notes accounted for the decrease in liabilities in 2000.

    We established a new $7.5 million bank line of credit for working capital purposes effective in May 1999 and amended on September 15, 2000. Borrowings under our line of credit bear interest at the bank's floating rate of prime plus one percent. This interest rate will be reduced to the bank's floating rate of prime upon completion of our common stock offering being offered concurrently with this offering. We are subject to covenants requiring maintenance of certain profitability, equity and liquidity ratios. As of August 31, 2000, we were in compliance with all of those covenants, and there were no amounts outstanding. This credit agreement as amended is subject to renewal on May 13, 2001.

    In July 2000, we completed our acquisition of IML, which included an aggregate cash payment of $69.1 million.

    We believe that our current cash and marketable securities together with the proceeds from this offering will be sufficient to meet our cash requirement to fund operations and expected expenditures for the foreseeable future.

Quarterly Results

    The following tables set forth unaudited selected financial information for the periods indicated, as well as certain information expressed as a percentage of total revenues for the same periods. This information has been derived from unaudited consolidated financial statements, which we believe include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such information. This information has not been audited. The results of operations for any quarter are not necessarily indicative of the results to be expected for any future period.

    Revenues have grown relatively steadily over the four quarters for the period ended June 30, 2000. We achieved sequential increases in revenue over the prior quarter of 15% in the third quarter and 23% in the fourth quarter of 1999, and 11% in the first quarter and 16% in the second quarter of 2000. In the quarter ended June 30, 2000, we achieved record revenues of $32.1 million, representing an 83% increase over the same period in the prior year.

    Our quarterly operating results may fluctuate as a result of a number of other factors, including timing of customer orders, adjustments of delivery schedules to accommodate customer or regulatory requirements, availability of components from suppliers, timing and level of international sales, mix of products sold and timing and level of expenditures for sales, marketing and new product development.

    We operate on a relatively small backlog. Quarterly sales and operating results therefore generally depend on the volume and timing of orders received during or just before the start of the quarter. Our expense levels are based in part on our forecasts of future revenues and, if such revenues were to fall below expectations, our operating results could be adversely affected. Accordingly, we cannot be sure that we will be profitable in any particular quarter. All figures set out in the table below are in thousands.

	Quarter Ended
	30-Sept-98	31-Dec-98	31-Mar-99	30-Jun-99	30-Sept-99	31-Dec-99	31-Mar-00	30-Jun-00
Revenues	$20,611	$17,475	$16,621	$17,565	$20,276	$25,014	$27,722	$32,125
Cost of revenues	7,678	7,745	6,625	6,953	8,080	9,862	10,589	11,991

Gross profit	12,933	9,730	9,996	10,612	12,196	15,152	17,133	20,134
Operating expenses:
Selling, general and administrative	8,039	9,949	9,743	9,775	9,966	10,492	11,011	11,806
Research and development	5,345	6,872	5,925	6,258	6,278	6,244	6,984	6,940
Restructuring and other special charges	—	3,025	—	—	—	(91)	—	—

Total operating expenses	13,384	19,846	15,668	16,033	16,244	16,645	17,995	18,746

Operating income (loss)	(451)	(10,116)	(5,672)	(5,421)	(4,048)	(1,493)	(862)	1,388
Merger-related expenses	—	—	—	—	—	(1,235)	—	—
Other income (loss), net	272	335	(208)	191	50	148	1,976	3,989

Income (loss) before income taxes	(179)	(9,781)	(5,880)	(5,230)	(3,998)	(2,580)	1,114	5,377
Income tax expense (benefit)	31	(3,264)	(1,858)	(1,580)	(1,156)	5,594	78	376

Net income (loss)	$(210)	$(6,517)	$(4,022)	$(3,650)	$(2,842)	$(8,174)	$1,036	$5,001

	Quarter Ended
	30-Sept-98	31-Dec-98	31-Mar-99	30-Jun-99	30-Sept-99	31-Dec-99	31-Mar-00	30-Jun-00
Percent of Revenues
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues	37.3	44.3	39.9	39.6	39.8	39.4	38.2	37.3

Gross profit	62.7	55.7	60.1	60.4	60.2	60.6	61.8	62.7
Operating expenses:
Selling, general and administrative	39.0	57.0	58.6	55.7	49.2	41.9	39.7	36.8
Research and development	25.9	39.3	35.7	35.6	31.0	25.0	25.2	21.6
Restructuring and other special charges	—	17.3	—	—	—	(0.3)	—	—

Total operating expenses	64.9	113.6	94.3	91.3	80.2	66.6	64.9	58.4

Operating income (loss)	(2.2)	(57.9)	(34.2)	(30.9)	(20.0)	(6.0)	(3.1)	4.3
Merger-related expenses	—	—	—	—	—	(4.9)	—	—
Other income (loss), net	1.3	1.9	(1.2)	1.1	0.3	0.6	7.1	12.4

Income (loss) before income taxes	(0.9)	(56.0)	(35.4)	(29.8)	(19.7)	(10.3)	4.0	16.7
Income tax expense (benefit)	0.2	(18.7)	(11.2)	(9.0)	(5.7)	22.4	0.3	1.1

Net income (loss)	(1.1)%	(37.3)%	(24.2)%	(20.8)%	(14.0)%	(32.7)%	3.7%	15.6%

Recent Accounting Pronouncements

    In December 1998, the American Institute of Certified Public Accountants issued Statement of Position No. 98-9, "Modification of SOP No. 97-2, Software Revenue Recognition, with Respect to Certain Transactions" ("SOP 98-9"). SOP 98-9 amends SOP 97-2 to require recognition of revenue using the "residual method" in circumstances outlined in SOP 98-9. Under the residual method, revenue is recognized as follows: (1) the total fair value of undelivered elements, as indicated by vendor-specific objective evidence, is deferred and subsequently recognized in accordance with the relevant sections of SOP 97-2 and (2) the difference between the total arrangement fee and the amount deferred for the undelivered elements is recognized as revenue related to the delivered elements. SOP 98-9 is effective for transactions entered into in fiscal years beginning after March 15, 1999. Accordingly, we have adopted the provisions of SOP 98-9 for our fiscal year 2000. Also, the provisions of SOP 97-2 that were deferred by SOP 98-4 will continue to be deferred until the date SOP 98-9 becomes effective. We do not expect the adoption of SOP 98-9 to have a significant impact on our results of operations or financial position.

    In June 1999, the Financial Accounting Standards Board issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities—Deferral of the Effective Date of FASB Statement No. 133." SFAS No. 137 amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" which was issued in June 1998. SFAS No. 137 defers the effective date of SFAS No. 133 to all fiscal years beginning after June 15, 2000. Accordingly, we will adopt the provisions of SFAS No. 133 for our fiscal year 2001. SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives will be recorded each period in current earnings or accumulated other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and the type of hedge transaction. We do not expect the adoption of SFAS No. 133 to have a material impact on our financial position or results of operations.

    In December 1999, the Securities and Exchange Commission released Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements. This bulletin summarizes certain views of the staff on applying generally accepted accounting principals to revenue recognition in financial statements. The staff believes that revenue is realized or realizable and earned when all of the following criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; the seller's price to the buyer is fixed or determinable; and collectibility is reasonably assured. We believe that our current revenue recognition policy complies with the Commission's guidelines.

Year 2000 Readiness Disclosure

    We believe that all of our current major product offerings are Year 2000 compliant. Certain older legacy products, which we no longer sell, may not be year 2000 compliant. We have addressed the issue of legacy products by publishing on our external website a notice to the effect that certain of these products may not be Year 2000 compliant and that each customer who purchased these products should test and, as needed, repair or replace any of them to the extent that they are still in use. We spent approximately $1.0 million during 1999 in addressing Year 2000 compliance issues. To this date, we are not aware of any material problems resulting from Year 2000 issues, either with our products, our internal systems or the products and services of third parties.

European Union Currency Conversion

    On January 1, 1999, 11 member nations of the European Economic and Monetary Union began using a common currency, the euro. For a transition period ending June 30, 2002, both the euro and each of the currencies for such member nations will remain in circulation. After June 30, 2002, the euro will be the sole legal tender for those countries. The adoption of the euro will affect many financial systems and business applications, as the commerce of those countries will be transacted in both the euro and the existing national currency during the transition period. We have subsidiary operations in three of the eleven countries currently using the euro, France, Germany and Italy, and we have branch operations in a fourth country, Spain. We have assessed the potential impact of the euro conversion in a number of areas, particularly the potential impact on pricing and other marketing strategies and on product development. Although we do not currently expect that the conversion, either during or after the transition period, will adversely affect our operations or financial condition, the conversion has only recently been implemented and we cannot be sure that it will not have some adverse impact.

Other

    Our primary market risk exposures are in the areas of interest rate risk and foreign currency exchange rate risk. Our investment portfolio of cash equivalents and marketable securities is subject to interest rate fluctuations, but we believe this risk is immaterial due to the short-term nature of these investments. At June 30, 2000, we had $6,000 of short-term and no long-term debt outstanding. Our exposure to currency exchange rate fluctuations has been and is expected to remain moderate due to the fact that the operations of our international subsidiaries are primarily conducted in their respective local currencies.

    For U.S. federal income tax purposes, we had net operating loss carryforwards available to reduce income of approximately $16.4 million at December 31, 1999. These carryforwards will begin to expire in 2004 and $2.9 million of such carryforwards are subject to an annual limitation of $772,000 under Internal Revenue Code Section 382. There may be further Section 382 limitations as a result of changes in ownership. We also had a foreign net operating loss carryforward of approximately $845,000. We have $1.5 million of tax credits which are composed of federal research and development credits and state and local credits. These credits expire beginning in 2004. Under applicable accounting standards, management believes that the realization of the net deferred tax asset is more unlikely than not and, accordingly, a full valuation has been established.

    We will make a tax election, under United States Internal Revenue Code section 338, to treat the IML stock purchase as an asset purchase. In doing so, we will be entitled to step up the tax basis of the assets of IML. Since the total purchase price exceeded the fair market value of the tangible property acquired, we will attribute a portion of excess purchase price to the intangible property of IML that we acquired. For U.S. tax purposes, we will amortize this intangible property over a 15 year life providing for an estimated annual amortization tax deduction.

    We believe that our revenues and results of operations have not been significantly impacted by inflation during the past three fiscal years.

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

    The following Unaudited Pro Forma Combined Balance Sheet presents the combined financial position of Natural MicroSystems and IML as of June 30, 2000 assuming that the acquisition of IML had occurred as of June 30, 2000. The following Unaudited Pro Forma Combined Statements of Operations for the year ended December 31, 1999 and the six-month period ended June 30, 2000 give effect to the acquisition of IML as if it occurred on January 1, 1999. For the year ended December 31, 1999, the results of operations of IML for the fiscal year ended March 31, 2000 were combined with our results of operations for the year ended December 31, 1999. The Unaudited Pro Forma Combined Statements of Operations and the accompanying notes should be read in conjunction with our historical financial statements, those of IML and the notes thereto, all of which are incorporated by reference into this prospectus supplement.

    The Unaudited Pro Forma Combined Financial Information is intended for informational purposes only and is not necessarily indicative of the results that would have been reported had the acquisition occurred on the dates specified, nor are they indicative of future financial results.

Unaudited Pro Forma Combined Statement of Operations

	Year Ended December 31, 1999
	Natural MicroSystems	IML	Pro Forma Adjustments		Pro Forma Combined
	(In thousands except per share data)
Revenues	$79,476	$6,321	$(101)	(a)	$85,696
Cost of revenues	31,520	1,733	(101)	(a)	31,477
			1,453	(b)
			(3,128)	(c)

Gross profit	47,956	4,588	1,675		54,219
Operating expenses:
Selling, general and administrative (excluding non-cash compensation expense of $12.9 million)	39,885	2,186	—		42,071
Research and development	24,705	1,514	—	(d)	26,219
Non-cash compensation expense			12,929	(e)	14,750
			1,821	(f)
Amortization of goodwill and other intangibles			26,452	(g)	26,452

Total operating expenses	64,590	3,700	41,202	(h)	109,492

Operating income	(16,634)	888	(39,527)		(55,273)
Other income (expense), net	(1,054)	—	(6,039)	(i)	(7,093)

Income (loss) before income taxes	(17,688)	888	(45,566)		(62,366)
Income tax expense	1,000	206	—		1,206

Net income (loss)	$(18,688)	$682	$(45,566)		$(63,572)

Basic net income (loss) per common share	$(0.81)				$(2.48)

Weighted average shares outstanding	22,965		2,635	(j)	25,600

Diluted net income (loss) per common share	$(0.81)				$(2.48)

Weighted average shares outstanding	22,965		2,635	(j)	25,600

Unaudited Pro Forma Combined Statement of Operations

	Six Months Ended June 30, 2000
	Natural MicroSystems	IML	Pro Forma Adjustments		Pro Forma Combined
	(In thousands except per share data)
Revenues	$59,847	$9,303	$(187)	(a)	$68,963
Cost of revenues	22,580	1,930	(134)	(a)	25,102
			726	(b)

Gross profit	37,267	7,373	(779)		43,861
Operating expenses:
Selling, general and administrative (excluding non-cash compensation expense of $6.5 million)	22,817	2,039	—		24,856
Research and development	13,924	1,652	—		15,576
Non-cash compensation expense			6,465	(e)	9,348
			2,883	(f)
Amortization of goodwill and other intangibles	—	—	13,226	(g)	13,226

Total operating expenses	36,741	3,691	22,574	(h)	63,006

Operating income (loss)	526	3,682	(23,353)		(19,145)
Other income (expense), net	5,965	53	(2,761)	(i)	3,257

Income (loss) before income taxes	6,491	3,735	(26,114)		(15,888)
Income tax expense	454	1,352	—		1,806

Net income (loss)	$6,037	$2,383	$(26,114)		$(17,694)

Basic net income (loss) per common share	$0.20				$(0.54)

Weighted average shares outstanding	30,454		2,635	(j)	33,089

Diluted net income (loss) per common share	$0.19				$(0.54)

Weighted average shares outstanding	32,290		2,635	(j)	33,089

Unaudited Pro Forma Combined Balance Sheet

	As of June 30, 2000
	Natural MicroSystems	IML		Pro forma Adjustments Increase (Decrease)		Pro forma Combined
	(In thousands)
ASSETS
Current assets:
Cash and marketable securities	$201,559	$3,252		$(69,087)	(k)	$135,724
Accounts receivable, net	15,536	4,764		(98)	(l)	20,202
Inventories	7,156	2,385		(53)	(m)	12,616
				3,128	(c)
Prepaid expenses and other current assets	6,962	74		—		7,036

Total current assets	231,213	10,475		(66,110)		175,578

Property and equipment, net	16,020	1,205		—		17,225
Other long-term assets	3,326	525		—		3,851
Goodwill, net	2,847		(v)	138,283	(n)	135,056
				(4)	(o)
				(2,942)	(p)
				(3,128)	(c)
Deferred tax asset, net	—	985		—		985

Total Assets	$253,406	$13,190		$66,099		$332,695

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Accounts payable	$6,487	$2,317		$(98)	(l)	$8,706
Accrued expenses and other liabilities	11,591	484		2,200	(q)	14,275
Deferred revenue	—	3,059		(2,942)	(p)	117
Current portion of long-term obligations	6	142		—		148

Total current liabilities	18,084	6,002		(840)		23,246

Long-term obligations, less current portion	—	278		—		278
Common stock	332	6,910		(6,910)	(r)	358
				26	(s)
Additional paid in capital	251,592			104,493	(t)	369,700
				13,615	(u)
Accumulated deficit	(15,943)			(3,200)	(v)	(19,196)
				(53)	(m)
Accumulated other comprehensive loss	(563)					(563)
Deferred compensation	—			(25,858)	(w)	(41,032)
				(15,174)	(x)
Notes receivable from common stockholders	(96)					(96)

Total stockholders' equity	235,322	6,910		66,939		309,171

Total liabilities and stockholders' equity	$253,406	$13,190		$66,099		$332,695

Notes to Unaudited Pro Forma Combined Financial Information

    The acquisition has been accounted for using the purchase method of accounting.

    The amounts presented for IML in the Unaudited Pro Forma Combined Balance Sheet and the Unaudited Pro Forma Combined Statements of Operations have been adjusted to reflect a presentation consistent with generally accepted accounting principles in the United States.

    The United States dollar balances of IML presented in the Unaudited Pro Forma Combined Financial Information have been translated from Canadian dollars using the period-end exchange rate for the Unaudited Pro Forma Combined Balance Sheet and period average exchange rate for the Unaudited Pro Forma Combined Statements of Operations.

    The pro forma adjustments in the Unaudited Pro Forma Combined Statements of Operations and Unaudited Pro Forma Combined Balance Sheet reflect the following items:

  (a)
  Elimination of revenues and associated cost of revenues on sales by Natural MicroSystems to IML.

  (b)
  Increase in amortization expense due to $5.8 million of acquired technology purchased from IML. We have calculated amortization using a four-year amortization period.

  (c)
  To increase the carrying value of inventory so the inventory of IML is recorded at fair value on the date of acquisition.

  (d)
  Does not include a one-time charge relating to the immediate expense of in-process research and development of $3.2 million.

  (e)
  Increase in amortization expense due to the $25.9 million value of restricted shares of common stock that are released quarterly over a two year employment agreement between Natural MicroSystems and the former president of IML, based on the employee's continued satisfaction of his employment obligations to us. We are amortizing the $25.9 million over the two-year term of the employment agreement.

  (f)
  To record amortization of deferred compensation related to unvested options of IML exchanged for unvested options of Natural MicroSystems.

  (g)
  Increase in amortization expense due to the value of $1.6 million of work force in place, $6.3 million of customer list and $124.6 million in goodwill generated from the acquisition of IML using amortization periods of four years, four years and five years, respectively.

  (h)
  Does not include an adjustment for an incentive bonus payable in shares of our common stock that may be paid out to the former president and certain other key employees of IML as this bonus is based on the achievement of certain operating results for each of the fiscal years ending March 31, 2001 and March 31, 2002. The maximum amount of incentive bonus to be paid in each of the next two years is $6.25 million.

  (i)
  Reduction in interest income and increase in interest expense based on $69.1 million in cash paid to the shareholders of IML. Average interest rate assumed on interest income is 6.1% for the year ended December 31, 1999 and 6.0% for the six months ended June 30, 2000. Average interest rate assumed on interest expense is prime plus one percentage point which is 9.5% for the year ended December 31, 1999 and 10.5% for the six months ended June 30, 2000.

  (j)
  To adjust for the increase in common shares outstanding due to the issuance of 2,635,300 common shares in connection with the acquisition of IML, assuming the transaction occurred on January 1, 1999.

  (k)
  Cash payment of $69,087,247 issued to IML shareholders.

  (l)
  Elimination of payable and receivable balances between Natural MicroSystems and IML.

  (m)
  Elimination of profit in the ending inventory of Natural MicroSystems related to IML products.

  (n)
  To record the fair value of intangible assets acquired from IML. These intangibles are made up of customer list ($6.3 million), workforce in place ($1.6 million), acquired technology ($5.8 million) and goodwill ($124.6 million). These intangibles are being amortized over useful lives of four years, four years, four years and five years, respectively.

  (o)
  To record the difference in net assets of IML at June 30, 2000 (the date of the pro forma presentation) and July 7, 2000 (the date the transaction closed and the net assets that were recorded by Natural MicroSystems).

  (p)
  To adjust for deferred revenue on the books of IML for which Natural MicroSystems has no contractual performance obligation.

  (q)
  To accrue for the external direct and incremental costs incurred by Natural MicroSystems associated with the acquisition of IML.

  (r)
  To eliminate the equity of IML.

  (s)
  To record the par value of Natural MicroSystems stock issued to IML shareholders.

  (t)
  To record the excess of fair value of stock and options issued to IML shareholders over par value of stock issued.

  (u)
  To record the fair value of IML options.

  (v)
  To immediately expense $3.2 million of in-process research and development acquired from IML.

  (w)
  To record the value of restricted stock related to an employment agreement with the former president of IML as deferred compensation which is being amortized over the two year term of the employment agreement. See note (e).

  (x)
  To record the intrinsic value of unvested options of NMS issued in exchange for unvested options of IML on the closing date of the transaction.

Tax Considerations

    We will make a tax election, under United States Internal Revenue Code section 338, to treat the IML stock purchase as an asset purchase. In doing so, we will be entitled to step up the tax basis of the assets of IML. Since the total purchase price exceeded the fair market value of the tangible property acquired, we will attribute a portion of excess purchase price to the intangible property of IML that we acquired. For U.S. tax purposes, we will amortize this intangible property over a 15 year life providing for an estimated annual amortization tax deduction.

BUSINESS

Overview

    We provide enabling technologies to the world's leading suppliers of networking and communications equipment. Our customers incorporate our software and hardware products and technologies into their solutions in order to enable service providers and enterprises to rapidly and cost-effectively deploy data, voice and fax applications and enhanced services in converged networks.

    Our products, which use technologies including digital signal processing, specialized silicon for packet media processing, speech processing and recognition, media processing, signal protocol processing, switching and packet classification, are essential components in networking and communications equipment deployed in the wireline and wireless Internet and PSTN. We also provide our customers with software development tools and systems architecture and engineering design services. These products, tools and services facilitate the rapid creation and deployment of enhanced services and applications while conforming to the high quality, availability, scalability and manageability required in service provider networks. Our products and technologies are compliant with open industry standards to insure interoperability and compatibility, and leverage mass-market components, such as general purpose microprocessors, digital signal processors and operating system software.

    Demand for our solutions arises from the explosive growth in data traffic coupled with the need of networking and communications system vendors and service providers to bridge the gap between the IP network and the PSTN. In addition, deregulation and the emergence of new service providers, coupled with rapid technological changes and increasing competition, has led these system vendors to purchase subsystems and enabling technologies from outside suppliers, such as Natural MicroSystems. Our products and enabling technologies help our customers achieve a reduced time to market and allow them to focus their development efforts on new service creation and next generation infrastructure.

    Our products and solutions target applications in four market segments: Network Access, Enhanced Services, Enterprise Solutions, and Premium IP Services Management. We target original equipment manufacturers, system suppliers and other strategic customers in these market segments and seek to provide them with essential enabling components for their system offerings. To date, our solutions have been deployed in over 65 countries and our customers include leading vendors such as Alcatel, Clarent, Comverse, Ericsson, JetStream, Lucent, Motorola, Nortel, Siemens and Teradyne.

Industry Background

    The networking and communications industries have experienced dynamic change and rapid growth over the past few years. These changes have led to growing challenges for service providers as well as networking and communications equipment vendors. These trends are expected to continue. The primary factors driving this change and growth include those described below.

    Explosive growth in data communications traffic.  The increasing use of the Internet has led to an explosive growth in data communications traffic. This growth has been fueled by the increasing number of users of the Internet, the increased use of electronic mail, the transmission of multimedia content and the increased volume of information retrieved from the Internet. According to International Data Corporation, the number of PC-based users of the Internet is expected to grow from 142 million at the end of 1998 to 500 million in 2002. Speech recognition technology now extends the potential to access Internet information to the approximately 1.2 billion telephones around the world. In addition, organizations are increasingly using the Internet to communicate with customers and partners, further contributing to the surge in data traffic. This growth in data traffic is placing huge strains on the traditional PSTN, creating the need for new types of networking equipment.

    Service provider deregulation and competition.  Global deregulation and rapid technological advances have resulted in the emergence of many new communications service providers, thereby increasing competition within the communications market, lowering prices and accelerating the development of innovative new services to attract and retain customers. This environment is forcing service providers to differentiate themselves by offering new services. Many of these service providers are using packet technologies to gain a competitive advantage through the lower cost of deployment, operation and expansion of networks and rapid implementation of these new services. VoDSL, IP telephony, differentiated IP service provisioning, customer interaction center/web integration and unified messaging are examples of such services.

Structure and Evolution of Communications Networks

    Network components.  There are three fundamental components of communications networks. The first component is the medium over which the communications signal is transmitted, such as conventional copper wires, fiber optic cable or radio waves. The second component is signaling, switching and other devices that create and manage the transmission of signals. The third component is standards or protocols that provide agreed languages that permit the various signaling, switching and other devices to communicate with one another. For example, the PSTN includes telephone lines, which transmit signals incorporating both the sound or data being communicated and the signals that route and manage the communication; telephones, switches, amplifiers and other devices that create, route, amplify and reproduce the signals; and numerous industry and country protocols governing the transmission and routing of the signals and the management of the network.

    Principal public communications networks today include the PSTN and the Internet. Although each network is based on a distinct architecture, both the PSTN and the Internet require sophisticated equipment to transmit, route and manage communications and protocols that permit the equipment to communicate with other equipment between and within networks.

    Convergence of voice and data.  Historically, voice and data communications have been transmitted and managed on separate networks, each with distinct technologies, standards and protocols. Traditional telephone systems require that a dedicated connection, or circuit, be established and maintained for the duration of a call in order to transfer voice or data. Dedicated connections result in the poor use of bandwidth since no traffic travels through the circuit when users are silent, which can account for a significant amount of time during a transfer. IP networks differ fundamentally from circuit-switched networks in that the packet networks' resources and infrastructure can be shared simultaneously by several users and bandwidth can be flexibly allocated. Packet-based communications systems format the information to be transmitted, like e-mail, data, voice and fax, into a series of shorter digital packages of information called "packets." Each of these packets is then transmitted over the network and is reassembled as a complete communication at the receiving end. IP networks offer a number of advantages over circuit-switched networks. Rather than requiring a dedicated circuit for each individual call, IP networks commingle packets of data, voice and fax from several communications sources on a single physical link, providing superior utilization of network resources. Additionally, this integration of voice and data communications makes possible an enrichment of services and an entire range of new, value-added applications.

    Access Networks.  Deregulation, increased competition and the growth of data traffic have impacted the development of access networks. Access networks connect service providers, or provide them with access to their customers and consist of access lines and access equipment. Access lines, predominantly copper cables, have had limited capacity, resulting in bottlenecks in many access networks as data traffic has grown significantly. To overcome the limitations of existing copper access line capacity, service providers have been deploying new technologies and access networks that enable them to deliver high-capacity, or broadband, telecommunications services to their customers. Access networks based on digital subscriber lines (DSL), a set of technologies designed to increase capacity over existing copper lines, cable TV and broadband wireless technologies, enable service providers to offer high-speed data services.

    Standards and protocols.  IP and circuit-switched networks, deployed by service providers across multiple geographies, rely on an array of standards and protocols for communicating information among switches and other devices. The PSTN requires basic signaling software protocols such as ISDN and SS7 in order to ensure that calls from one network to another are transmitted correctly. Similarly, the IP network requires a set of standards and protocols to route information correctly. For example, these standards include H.323 for the transmission of voice signals in an IP network. While these networks and protocols are distinct today, communications equipment vendors are striving to build equipment that enables the interconnection and interoperability of the different networks, protocols and standards.

    Interoperability.  The evolution of the packet-based network combined with the extensively deployed circuit-switched network creates the need for interoperability. Interoperable communications components can interconnect and work with both circuit and packet networks. Complete interoperability of these networks presents significant challenges. The PSTN, which consists of approximately 1.2 billion telephones worldwide, contains a large number of signaling protocol variants. The Internet utilizes a small number of open protocols. Many of these are still being defined and implemented by standards bodies and leading vendors. Interoperability requires the ability to execute all of the associated protocol variants, as well as the ability to process the data from its source to its destination format.

Market Needs

    The explosive increase in data traffic, heightened competition, the need for network interoperability and the emergence of converged network infrastructures are causing service providers and enterprises to deploy new enhanced services and applications in order to compete more effectively. In addition, the increasing use of packet networks, which must interoperate with existing networks, requires network equipment and applications that can operate in both packet and circuit networks. Service providers require that their packet networks have the high levels of quality, availability, scalability and manageability traditionally associated with circuit networks. Finally, the emerging packet networks can support completely new enhanced services and applications, but only with new technologies such as traffic classification and bandwidth management.

The Natural MicroSystems Solution

    We provide enabling technologies to the world's leading suppliers of networking and communications equipment. Our customers incorporate our software and hardware products and technologies into their solutions in order to enable communications service providers and enterprises to rapidly and cost-effectively deploy data, voice and fax applications and enhanced services in converged networks. Our products, which utilize technologies including digital signal processing, specialized silicon for packet media processing, speech processing and recognition, media processing, signal protocol processing, switching, and packet classification, are essential components in networking and communications equipment deployed in the wireline and wireless Internet and PSTN. We also provide our customers with software development tools and systems architecture and engineering design services. These tools and services facilitate the rapid creation and deployment of enhanced services and applications while conforming to the high quality, availability, scalability and manageability required in service provider networks. Our products and technologies are compliant with open industry standards to insure interoperability and compatibility, and leverage mass-market components, such as general purpose microprocessors, digital signal processors and operating system software.

    Our products and services enable our customers to:

    Reduce time to market.  Our products, technologies and services are designed to help reduce our customers' product development cycles, enabling them to deliver their products to market more quickly, capture greater market share and compete more effectively. Service providers and enterprises, in turn, can deploy enhanced services and applications more quickly.

    Provide for network interoperability.  Our knowledge of emerging Internet and established PSTN protocols facilitates the deployment of our solutions across diverse networks. As new network deployments are increasingly IP-based, our products allow connectivity and interoperability with the PSTN. Our customers rely on us to assist them in the deployment of their products in networks worldwide.

    Meet carrier class requirements.  Our products are designed to deliver the high quality, availability, reliability, scalability and manageability required in service provider networks. These, combined with our solutions for network interoperability, enable the deployment and scaling of enhanced services and applications across diverse network infrastructures. We provide an easy-to-use open development environment that allows our customers to develop differentiated systems and solutions for the converged network. In addition, this capability facilitates upgrades and enhancements to deployed network systems, reducing the life-cycle cost of ownership.

    Create and deploy enhanced services.  We provide the foundation for the creation and deployment of enhanced services, such as unified messaging and speech access to web-based information, in both the IP network and the PSTN environments. Our products and technologies enable the delivery of differentiated packet services, including service provisioning and traffic classification based on application type and per-flow metering. This capability enables equipment vendors, service providers and enterprises to build new classes of enhanced services and applications.

Strategy

    Our objective is to be the leading provider of enabling technologies to the premier networking and communications systems original equipment manufacturers addressing converged network solutions. The following are key elements of our strategy:

    Focus on high growth market segments.  We believe that our technologies, products and services are critical to several high growth market segments. We focus our technology, sales and marketing resources on the following four market segments:

Examples of Applications
Market Segment	Existing	Emerging
Network Access	VoIP Gateways SS7 Gateways Analog cellular services	VoDSL gateways Wireless Internet
Enhanced services	Prepaid and debit card calling services	Unified messaging Speech access to Internet data
Enterprise Solutions	Voicemail	Customer interaction centers/web integration Private branch exchanges for packet based networks
Premium IP Service Management	Internet access	Guaranteed service levels for voice and e-commerce

    Extend our technology leadership.  We invest heavily in developing enabling technologies that are essential to providing high performance voice, data and fax transmission over and connectivity to both packet and circuit networks. We provide products and technologies essential to the creation and deployment of enhanced services on converged networks. We have assembled a team of approximately 325 engineers and technical personnel who are currently dedicated to this market. Over our 17 years of experience, we have developed significant expertise in digital signal processing software, media stream protocol processing, global network interface and protocol technologies and a comprehensive software development environment. We intend to continue to invest in our technological expertise through in-house development and strategic acquisitions.

    Strengthen and expand relationships with strategic customers.  Our strategy is to establish and maintain long term working relationships and to sell our products and services to leading original equipment manufacturers in the networking and communications industries. We dedicate over 160 sales and technical services personnel to approximately 100 networking and communications systems vendors worldwide. We also target emerging companies addressing high growth markets. We use indirect channel partners to reach a broader market. By focusing on leading equipment manufacturers with large volume potential, we believe that we reach the largest portion of our potential customer base while minimizing the costs and complexity of our marketing efforts. These customer relationships also provide us with multiple sales opportunities across our customers' product lines. We work closely with our customers to design our software and hardware solutions into their products and use consulting and support services to facilitate and reinforce these relationships. By working with leading customers early in their product design and development stages, we gain valuable insights into future industry requirements and trends.

    Broaden our product offering.  We believe that breadth of product line is one of the principal attributes that equipment manufacturers consider in selecting suppliers of enabling technology. We offer a broad selection of enabling technologies for networking and communications equipment vendors, and we intend to continue to broaden our product offering. For example, in July 2000 we acquired IML, a developer of enabling technologies for VoDSL and other access gateway technologies. In December 1999 we acquired QWES.com, Inc., the developer of PolicyPoint, an enabling technology for differentiated packet-based services. Our strategy is to continue to expand our product offerings, both by internal development and acquisitions.

    Support open architecture and drive evolving standards.  We will continue to support open architectures, allowing developers of high performance, high value applications to utilize standards-based products or components. This will in turn reduce development time and enable customers to take advantage of advances made in complementary technologies. Our products are accessible to developers and allow them, through the use of our software development environment, to develop software and algorithms for their products. We have a record of developing and promoting open industry standards and intend to continue our leadership role.

    Strengthen customer relationships through consulting and support services.  Our consulting and support services extend from initial product conception and design through implementation, field trial and deployment. These fee-based service relationships increase our visibility to our customers and facilitate the design-in process while providing us with insight into future market requirements.

Products and Services

    The principal functions addressed by our products include connectivity to communications networks, call processing, real-time media processing, and media stream protocol processing. These capabilities are accessed through a series of application programming interfaces that expose the hardware and firmware functions to the developer for the purpose of creating an application or system.

    Our products are developed for global markets and allow customers to integrate their applications and systems into the IP network and the PSTN. Our products are compatible with signaling protocols and are approved for use in many countries. In order to have a presence in the fastest growing and largest international markets, we use our technological expertise, open architecture, and familiarity with international regulatory requirements to obtain the approvals required for use of our products in principal foreign markets. Our products have been incorporated into products sold to end users in over 65 countries.

    Our products are open, accessible, standards-based, layered, network protocol- and operating system-independent, modular and scalable. These features offer developers significant reduction in time and effort when developing sophisticated applications and systems.

    Convergence Generation.  The Convergence Generation product family consists of software and hardware components configured specifically for convergence-centric systems and applications. This product family is designed for an Intel StrongARM co-processor and Texas Instruments (TI) C54x family of digital signal processors. We believe the architecture is extensible to hundreds of ports per slot and capable of integrating high-density IP network and PSTN interfaces including T3 and OC-3. We believe this product family offers the best price performance for converged network solutions such as IP telephony gateways and IP media servers.

    Voice over DSL.  Our VoDSL products are high density access gateway products used for VoDSL and voice over wireless local loop deployments. This product family includes the Hyper T3 DS3/STS-1 Network Interface, the BASIS Resource board for T3 capacity echo cancellation and voice compression (G.726) and the S-200 high performance asynchronous transfer mode (ATM) interface. Combined, these products create a 3 slot, 672 port (T3) access gateway, exploiting our core application specific integrated circuit (ASIC) and ATM technologies.

    PolicyPoint.  The PolicyPoint product family, currently in field trials, consists of software and hardware components that provide reliable, cost-effective, predictable and consistent transport of voice, video and data over packet networks. The product family is designed for the TI C6x family of digital signal processors and does not require a host processor. It provides connectivity to any ATM WAN while controlling network and application specific usage and performance. The PolicyPoint architecture offers a soft-ASIC capability that allows for the integration of additional WAN protocols including frame relay, point-to-point protocol, multi-protocol label switching and differentiated services. We believe the architecture is extensible to higher density LAN and WAN interfaces. We believe PolicyPoint's architecture delivers a compelling price performance advantage.

    Alliance Generation.  The Alliance Generation is a proven product family with a field history of over eight years. It consists of software and hardware components configured to meet the needs of enterprise and enhanced services applications for circuit-switched environments. This product family is designed for an Intel x86 co-processor and TI C51 or TI C549 families of digital signal processors. The port densities offered range from 2 to 120 ports per slot and the Alliance Generation product line is differentiated from competition due to its unique extensibility. The product family enables systems to maximize resources, thereby reducing costs.

    Intelligent Networks/SS7.  The Intelligent Networks/SS7 product family consists of software and hardware components that provide a complete suite of intelligent networking protocols for PSTN connectivity. The product family is designed for the Motorola 68xxx family of processors. It allows for a full implementation of the SS7 protocol stack with access at all layers and contains a set of switch-specific and high availability extensions that meet service provider requirements and facilitate worldwide deployment and interoperability.

    Natural Access Software.  The Natural Access Software suite consists of CT Access with Natural Call Control, NaturalFax, ActiveAG, TAPI support, ISDN, Channel Associated Signaling and high availability extensions. This suite was designed as the development and run-time environment for the Alliance and Convergence Generation product families and provides for the rapid development of high performance, scalable applications. Natural Access allows developers, working with common programming languages and different programming models, independent of host platforms and operating systems, to implement applications and systems requiring communications functionality.

    The following table depicts our product families, capabilities and benefits:

Natural MicroSystems Products

Product Family	Capabilities						Benefits

Convergence	Hardware Platform Specific:			Software Specific:			•	Provides interoperability
Generation	•	Integrated PSTN and IP		•	Programmable media			with circuit and packet-
		network interfaces			streaming			switched networks
	•	Media stream protocol		•	SNMP support		•	Flexible media streaming
		processing (flexible packet		•	Hot-swap drivers			supports new converged
		processing)		•	Hosting environment for			enhanced services
		—	Jitter buffer management		speech technologies		•	Integrates into carrier
		—	Low latency	•	Media support			grade solutions
	•	Digital Signal			—	Play/record	•	Maximizes system price
		—	Echo cancellation		—	Transcoding		performance
		—	Vocoding				•	Optimized
		—	Fax					speech recognition and
	•	PSTN Interface						text-to-speech
		—	Worldwide signaling					applications
	•	ISDN
	•	Channel associated signaling
	•	IP Interface
		—	Ethernet
	•	Low power consumption
	•	Low host-processor utilization

VoDSL	Hardware Platform Specific:			Software Specific:			•	Low-cost DSL to PSTN
	•	High-density voice switching		•	Data, voice and video			connectivity
		and TDM/ IP/ ATM voice			(TCP/IP, UDP/IP)		•	Integrates into core
		traffic conversion			support			network environments
	•	Support for H.100, H.110 and		•	Non-blocking
		other telephony buses			architecture
	•	Advanced ASIC technology,		•	Scalability
		adding unique distributed		•	Simple software interface
voice switching capabilities
and virtually limitless
interconnection capacity
	•	Standards-based for easy
integration into
communication networks
around the world
	•	Uses ATM technology that
allows data, voice, fax and
video to be carried over a
single network with inherent
Quality of Service

PolicyPoint	Hardware Platform Specific:			Software Specific:			•	Enables service level
	•	Integrated LAN and WAN		•	Bandwidth shaping			guarantees for
		network interfaces			—	Wirespeed packet		differentiated IP
	•	WAN Interface				classification		applications
		—	T1/E1		—	Fine granularity	•	Provisioning of premium
	•	LAN Interface				discrimination		IP services
		—	10/100-BaseT Ethernet		—	LAN to WAN	•	Integrates with existing
	•	Standalone operation				bandwidth management		management systems
	•	Integrated CSU/DSU				and bounds delay	•	Lowers deployment and
					—	Per flow metering		maintenance costs
				•	Remote management
					—	SNMP support
					—	Web-based
provisioning
					—	In-field software
upgrades
				•	Routing support
				•	Software programmable
WAN protocol
					—	ATM

Alliance	Hardware Platform Specific:			Software Specific:			•	Allows for PBX
Generation	•	Digital Signal Processing		•	SNMP support			integration
		—	Echo cancellation	•	Hot-swap drivers		•	Provides interoperability
		—	Vocoding	•	Hosting environment for			with circuit-switched
		—	Fax		speech technologies			networks worldwide
		—	Conferencing	•	Media support		•	Integrates into carrier
	•	PSTN Interface			—	Play/record		grade solutions
		—	Worldwide signaling		—	Transcoding	•	Maximizes system price
	•	ISDN						performance
	•	Channel associated signaling					•	Optimized platform for
	•	Analog interfaces						speech recognition and
	•	Station interfaces						text-to-speech
	•	Low power consumption						applications
	•	Low host-processor utilization

Intelligent	Hardware Platform Specific:			Software Specific:			•	Programmability allows
Networks/SS7	•	PSTN Interface		•	Multiple layers			wireless network
		—	T1/E1		—	MTP1-3		components to interact
		—	V.35		—	SCCP		with PSTN
		—	10-BaseT Ethernet		—	TCAP	•	Facilitates the creation of
					—	TUP		enhanced services
				•	Fully redundant			platforms and
				•	4-16 Links			applications
							•	Hardware implementation
enables host to operate
independently

Natural Access	Software development			Features:			•	Development
Software	environment:			•	Natural call control			environment allows for
	•	Alliance Generation		•	Access to global			operational compatibility
	•	Convergence Generation			signaling protocols		•	Simplifies development
	•	Windows NT		•	High availability and			of switching and call
	•	SPARC Solaris			manageability			processing applications
	•	Unixware		•	Point-to-point switching		•	Simplifies development
				•	Configuration and			of extensions to deployed
					installation			systems

    Fusion.  In addition, we market Fusion, a branded package incorporating several of our products. It is a scalable, high performance development platform for standards-based IP telephony solutions. Fusion provides a software development environment designed specifically for the creation of IP telephony gateway solutions. Fusion's modular architecture allows support for existing protocols such as the International Telecommunication Union's H.323 specification and a growing list of emerging protocols like Media Gateway Control Protocol (MGCP) and Session Initiation Protocol. Fusion enables developers to create application solutions with configurations from four analog ports to multiple T1s/E1s with no increase in latency or decrease in performance.

    Recent Product Introductions.  Over the past few months, we have announced the following new products:

  PacketMedia. PacketMedia is a standards-based, carrier-class IP media server solution with real-time media streaming with simultaneous play and record for carrier-grade sound quality and functionality. PacketMedia enables communications equipment providers to rapidly deliver to carriers new hardware/software platforms capable of supporting a wide range of next-generation IP-based applications and enhanced services.

  HearSay. HearSay is an integrated, extensible voice portal platform for the development and deployment of voice-driven Internet applications, voice portal solutions and V-Commerce (voice-enabled e-commerce) solutions. HearSay integrates leading vendors' speech recognition algorithms into the Natural Access development environment, executes call processing on dedicated hardware, and streams voice to the host processor for speech recognition.

  PowerBlade. PowerBlade is a carrier-grade system in a slot for creating VoIP gateways, IP media servers and enterprise communications servers with built-in scalability, high availability and expandability. PowerBlade integrates high-density hardware, a packet voice software platform and development environment and an embedded PC processor for dedicated processing of packet voice applications. Plug-and-play packaging also enables expansion and extends system availability. The integrated PowerBlade processor drives applications independently of the chassis' bus and main system processor, enabling service providers to add VoIP solutions and packet voice services without jeopardizing availability or increasing processing bottlenecks. Additional VoIP ports can be added by hot plugging more PowerBlades into a chassis, permitting applications to be added without interrupting existing applications.

    Services and Customer Support.  To complement our hardware and software products, we also offer consulting and support services. Our NaturalEdge Engineering Consulting Services include:

  •
  Systems architecture and engineering services that assist customers with all facets of product development, from concept definition to feasibility analysis to functional specifications;

  •
  Design consulting services that create working prototypes and provide a range of engineering services, including specifications and detailed project plans; and

  •
  Development and integration services that help customers develop value-added product features, extend product functionality, or migrate to newer technology while protecting investments in existing offerings.

In addition, as part of our NaturalEdge Global Support, we offer a variety of support programs ranging from NaturalEdge Web Support to Global On-Call Support, which provides support 24 hours a day, seven days a week.

Technology

    We offer high performance software and hardware component technologies for converged network solutions such as communications gateways and enhanced service platforms for IP, ATM, DSL, wireless and wireline communications networks. Our technology components include a flexible software architecture that allows our technology to be readily adopted by major communications equipment suppliers. Our technology is engineered to provide telecommunications quality and availability while leveraging the broad capabilities of mass-market computing platforms. Our software technology is available on board-level products for open computing platforms or as hardware reference designs for embedded applications and systems. To facilitate the development of specific solutions, we provide sample applications and demonstration programs. Our architecture includes software and hardware reference designs, as well as hardware and firmware implementations of these core technologies:

    Digital signal processing software and related compute engines.  We base our solutions on high performance commercial digital signal processors integrated with proprietary technology to provide high density, scalable signal processing arrays.

    Application Specific Integrated Circuits (ASICs).  Our VoDSL products use the latest silicon technology to create high density, low cost DSL gateway technology, enabling voDSL services for access networks.

    Media stream protocol processing.  Our high performance packet processing digital signal processor firmware technology allows for the efficient support of media streams on IP and other packet networks and enhanced services platforms for packet networks.

    Global network interfaces and protocol technology.  We offer many of the commonly used digital and analog telephony interfaces as well as Ethernet and T1/E1 WAN data interfaces. Our PSTN protocol technologies include all major channel-associated signaling variants and ISDN and SS7 signaling, as well as leading Voice-over-IP call control protocols such as H.323 and MGCP. Our interface and protocol technology allows us to rapidly obtain interoperability and approvals for new products in all major markets, and to efficiently respond to our customers' requirements for public network connections and approvals in other markets.

    Telecommunications switching technology.  Our Natural Call Control call management software and our efficient hardware implementation of industry standard CTBus interfaces combine to provide an extremely flexible, scalable and cost-effective platform for telecommunications switching.

    Packet classification and queuing for differentiated IP servicing provisioning. Our packet classification and queuing technology supports differentiated quality of IP services using ATM and other wide area network protocols. The proprietary digital signal processor-based technology provides wire speed performance levels with the flexibility of a software-only approach.

    Flexible, high performance communications software and systems architecture.  Our high performance software architecture minimizes the computational load on the host processors, freeing system resources for the use of our customers' applications while providing the highest possible capacity on any specific computing platform. The flexibility of our programming interface supports diverse customer software models and simplifies our customers' development efforts.

    Carrier class high availability technology.  We deliver hot-swap enabled CompactPCI products and have established an industry leading software infrastructure to support carrier class deployments. We offer systems level software that extends system availability during component failures, system maintenance and upgrades.

Customers and Market Segments

    Our customers are primarily leading original equipment manufacturers. Our customers also include system integrators, communications service providers and international distributors in the networking and communications equipment industry.

    The table below is a representative list of our customers within each market segment, together with examples of applications in each segment. Each of these customers purchased at least $350,000 of our products and services in the first six months of 2000.

Market Segment
	Network Access		Enhanced Services		Enterprise Solutions		Premium IP Services Management

Representative	•	Clarent	•	BeVocal	•	Alcatel	•	Clarent
Customers	•	ECT	•	Centigram	•	Aspect
	•	Ericsson	•	Comverse		Communications
	•	JetStream	•	Nortel	•	Lucent
	•	Mockingbird Networks			•	Mitel
	•	Motorola
	•	Teradyne

Examples of	•	Programmable	•	Unified	•	Customer	•	Voice over IP
Applications		gateways for		messaging		interaction	•	Voice, intranet
		carriers	•	Billing/payment		centers		and Internet
	•	Emerging	•	Internet call	•	Unified		access on a single
		gateway		waiting		messaging		broadband local
		opportunities	•	Speech access to	•	Interactive voice		loop
		such as cable		Internet data		response	•	User and
		and DSL			•	Enterprise		application
	•	Programmable				communications		specific IP service
		switches for				servers		level agreements
		CLEC/PSTN					•	Application-
		connectivity						specific flow and
packet bandwidth
management
							•	Full class of
service and
quality of service
performance to IP
traffic, LAN to
LAN

Sales and Marketing

    We focus our sales and marketing efforts on selling directly to approximately 100 leading suppliers of networking and communications systems. Customers targeted in our direct sales efforts are divided into three groups:

  •
  Strategic accounts, including large, multinational companies with multiple products, such as Lucent and Ericsson, each of which is served by a dedicated account team;

  •
  Major accounts, including original equipment manufacturers with discrete product lines; and

  •
  Emerging accounts, including new entrants in high-growth markets.

    We serve other customers and prospects through indirect sales-channel partners. This focus allows us to use our resources on customers that offer us the largest revenue opportunities.

    Our sales and marketing organization consists of 143 employees in 20 sales offices worldwide, of which 9 are in the United States, 6 are in Europe, 4 are in Asia, and 1 is in Canada. During the first six months of 2000, 30% of our revenues were from sales and services to customers based outside North America.

Research and Development

    We believe that the extension and enhancement of existing products, the development of new products and the support of joint product development activities are critical to our future success. During the first six months of 2000, we spent $13.9 million, or 23% of our revenues, on research and development.

    Our current research and development is conducted by 236 employees located at our headquarters in Framingham, Massachusetts, and at our offices in Schaumburg, Illinois, Tustin, California, Saint Hubert, Quebec and Chaville, France. Our current research and development is focused on developing emerging, high growth technologies, such as IP traffic management, VoDSL, IP telephony, SS7/IP network integration and wireless/IP network integration. Our product development investment is focused on bringing these technologies to market and on increasing scalability and performance, providing high availability through CompactPCI, hot swap and related technologies, and enhancing our software development environment to facilitate shorter development cycles for our customers and partners.

Manufacturing

    We outsource assembly of specific printed circuit boards to one ISO 9002 certified contract manufacturer, which is our sole source for the products it manufactures.

    We perform quality control and final testing of completed products at our Framingham facility, for which we received ISO 9002 certification in 1996. Since then, we have participated in all required processes and audits required to maintain this certification. The British Approvals Board for Telecommunications conducted its most recent audit in November 1999 and found no nonconformity.

    We seek to use industry-standard components for our products. Many of these components are generally available from multiple sources. However, we acquire certain custom integrated circuits and other devices which are components on one or more of our products from single-source suppliers. Although we believe we could develop other sources for each of these custom devices, the process could take several months.

Competition

    The market for our products is highly competitive. We have many competitors whose products compete with one or more of our products. We may also compete with our existing and potential customers' in-house development teams. Examples of our current competitors include AudioCodes Ltd., Brooktrout Technology, Inc. and Dialogic Corp., a wholly owned subsidiary of Intel Corporation. Some of our competitors may have greater resources than we have. As we enter new markets, we expect to encounter competition from additional competitors, some of which may also have greater resources than we do.

Intellectual Property and Proprietary Rights

    Our success depends on proprietary technology and know-how. We rely primarily on a combination of copyrights and restrictions on access to our trade secrets to protect our proprietary rights. In addition, we have applications pending on 18 patents and have received a notice of allowance on two patents, which we expect to issue shortly. We distribute our software products under license agreements which grant customers a nonexclusive license to use the software and contain certain terms and conditions prohibiting its unauthorized reproduction or transfer. We enter into confidentiality agreements with our suppliers and customers when we disclose proprietary information to them. In addition, we enter into confidentiality agreements and assignment of invention agreements with our employees and consultants. We believe that our products and technology do not infringe on any existing proprietary rights of others.

    Despite these precautions, it may be possible for unauthorized third parties to copy aspects of our products or to obtain information that we regard as proprietary. We believe that, due to the rapid pace of innovation within the industry in which we participate, factors such as the technological and creative skills of our personnel and ongoing reliable product maintenance and support are more important in establishing and maintaining a leadership position within the industry than are the various legal protections for our technologies.

    We depend on development, supply, marketing, licensing and other relationships with companies for complementary technologies necessary for us to offer a broad range of products. These relationships are generally nonexclusive, run for a finite term and are renewable with the consent of both parties.

Employees

    As of August 31, 2000, we had 569 full-time employees, including 96 in sales, 47 in marketing, 236 in research and development, 71 in services, 50 in operations and 69 in administration and finance. None of the employees is represented by a labor union. We have never experienced a work stoppage and consider our relations with our employees to be good.

Legal Proceedings

    From time to time, we are a party to various legal proceedings incidental to our business. We have no material legal proceedings currently pending, except as described below.

    We are the defendant in an action filed by Connectel, LLC in August 2000 in the U.S. District Court for the Eastern District of Virginia. The plaintiff alleges that one or more of our products infringe upon a United States patent owned by it and seeks injunctive relief and damages in an unspecified amount. The plaintiff's patent relates to a specific routing protocol. We have reviewed the allegations with our patent counsel and believe that none of our products infringe upon the plaintiff's patent. We intend to deny the allegation of infringement and defend against the claim vigorously.

Properties

    We lease a facility totaling approximately 150,000 square feet for our corporate headquarters in Framingham, Massachusetts. The lease on this facility expires in May 2012.

    We also lease facilities in Chaville, France, Saint Hubert, Quebec, Schaumburg, Illinois and Tustin, California in which we conduct design and engineering operations. The Chaville office also serves as our European service headquarters.

    In addition, we have short-term leases for 19 sales offices throughout North America, Europe and Asia. We believe our facilities are adequate for our current needs and that we will be able to secure suitable space as needed in the future.

MANAGEMENT

    The following table lists our executive officers and directors as of August 31, 2000.

Name	Age	Position
Robert P. Schechter	51	Chairman of the Board, President and Chief Executive Officer
Robert E. Hult	53	Senior Vice President of Finance and Operations, Chief Financial Officer and Treasurer
George D. Kontopidis, Ph.D.	47	Senior Vice President of Engineering
Dorothy A. Terrell	55	Senior Vice President of Worldwide Sales and Services and President of the Services Group
R. Brough Turner	54	Senior Vice President of Technology
Alex N. Braverman	41	Vice President and Corporate Controller
Allen P. Carney	50	Vice President of Marketing
William E. Foster	56	Director
Ofer Gneezy	48	Director
Zenas W. Hutcheson, III	47	Director
W. Frank King, Ph.D.	60	Director
Pamela D. A. Reeve	51	Director
Ronald W. White	59	Director

    Each member of our board of directors is elected at the annual meeting of stockholders and holds office for three years and until his or her successor is elected and qualified.

    Mr. Schechter has served as a member of the Board, President and Chief Executive Officer of Natural MicroSystems since April 1995 and as Chairman of the Board since March 1996. From 1987 to 1994, Mr. Schechter held various senior executive positions with Lotus Development Corporation and from 1980 to 1987 he was a partner of Coopers and Lybrand LLP. Mr. Schechter is also a director of Infinium Software, Inc., a developer of enterprise-level business software applications.

    Mr. Hult joined Natural MicroSystems as Vice President of Finance, Chief Financial Officer and Treasurer in October 1998 and became Senior Vice President of Finance and Operations in April 1999. From 1996 to 1998 he held numerous senior executive positions at AltaVista Search Service (a division of Digital Equipment Corporation), most recently serving as Chief Operating Officer, Chief Financial Officer and General Manager. He served Digital Equipment Corporation in a variety of financial executive positions from 1972 to 1995.

    Dr. Kontopidis has served as our Vice President of Engineering of the Company since January 1989 and became Senior Vice President of Engineering in April 1999. From 1984 until 1989, he was director of engineering of the Sea Data Division of Pacer Systems, Inc., a maker of oceanographic instruments.

    Ms. Terrell joined Natural MicroSystems as our Senior Vice President of Corporate Operations and President of the Services Group in February 1998, and became Senior Vice President of Worldwide Sales and Services and President of the Services Group in April 1999. From 1991 until 1997, she was President of Sun Express, Inc., the after-marketing and online services company of Sun Microsystems, Inc. Ms. Terrell is also a director of Sears Roebuck and Company, General Mills, Inc. and Herman Miller, Inc., a maker of office furniture.

    Mr. Turner, a co-founder of Natural MicroSystems, has served as our Senior Vice President of Technology since 1994. He served as Vice President of Operations from 1983 to 1994.

    Mr. Braverman has served as our Vice President and Corporate Controller since February 1999. From 1994 to 1998, Mr. Braverman held senior financial executive positions at Concentra Corporation, a developer of sales and engineering software automation products, most recently as Vice President, Chief Financial Officer and Treasurer. From 1988 to 1994, Mr. Braverman was Controller of Artel Communications Corporation, a manufacturer of networking products.

    Mr. Carney has served as our Vice President of Marketing since April 1996. From 1992 to 1996, Mr. Carney held various marketing positions including Vice President, Applications Marketing and Vice President of International Marketing at Lotus Development Corporation. From 1982 to 1992, Mr. Carney held various marketing positions including Vice President, European Operations with Atex, Inc., a turnkey supplier of pre-press automation systems.

    Mr. Foster began serving as a director of Natural MicroSystems in July 2000. He is a private investor serving on the boards of several private high-technology companies. In 1980, Mr. Foster co-founded Stratus Computer, Inc., a supplier of fault-tolerant computer systems, and served as its Chairman and Chief Executive Officer until 1997. Prior to 1980, Mr. Foster spent 14 years in the computer industry serving as Vice President of Software for Data General Corporation and in management and technical positions with Hewlett Packard Company.

    Mr. Gneezy began serving as a director of Natural MicroSystems in July 2000. He is co-founder, director, President and Chief Executive Officer of iBasis, Inc., a provider of Internet-based communications services for international carriers. From 1994 to 1996, Mr. Gneezy served as President of Acuity Imaging, Inc., a multinational company focused on the industrial automation industry. From 1980 to 1994, he was an executive of Automatix Inc. ( a predecessor to Acuity Imaging), an industrial automation company, most recently serving as its President and Chief Executive Officer.

    Mr. Hutcheson has served as a director of Natural MicroSystems since 1989. He has been, since September 1997, a general partner of St. Paul Venture Capital, a venture capital firm. From 1996 to 1998, Mr. Hutcheson was Chief Executive Officer of Vivo Software, Inc., a developer of web-based video and audio streaming applications. From 1981 to 1996, Mr. Hutcheson was president of Hutcheson & Co., Inc., a management consulting firm.

    Dr. King has served as a director of Natural MicroSystems since 1997. He has been, since November 1998, a private investor. From 1992 to 1998, he was Chief Executive Officer and a director of PSW Technologies, Inc. (formerly a division of Pencom, Inc.), a provider of software services. From 1988 to 1992, Dr. King was a Senior Vice President of Development of Lotus Development Corporation, and for the previous 19 years served in various positions with IBM Corporation, including his last position as Vice President Development for the entry system division. He is also a director of eOn Communications Corporation, formerly known as Cortelco Systems, Inc., a provider of telecommunications applications; Excaliber Technologies Corporation, a developer of document management software; Concero, formerly known as PSW Technologies, Inc.; Perficient, Inc., a provider of virtual professional services organizations to Internet software companies; and Allaire Corporation, a provider of Internet infrastructure software.

    Ms. Reeve has served as a director of Natural MicroSystems since 1997. She has served, since September 1993, as Chief Executive Officer and a director and, from 1989 to September 1993, as President, Chief Operating Officer and a director of Lightbridge, Inc., a provider of products and services which enable wireless telecommunications carriers to improve customer acquisition and retention processes. From 1978 to 1989, she was with The Boston Consulting Group, a management consulting firm. Ms. Reeve is a director of WebLink Wireless, Inc., formerly known as PageMart Wireless, Inc., a provider of wireless messaging services.

    Mr. White has served as a director of Natural MicroSystems since 1988. Since October 1997, he has been a partner of Argo Global Capital, formerly known as GSM Capital, a venture capital fund focused on wireless technology. Since 1983, Mr. White has been a partner of Advanced Technology Development Fund, a venture capital firm.

STOCK OWNERSHIP

    The following table shows information known to us about the beneficial ownership of our common stock as of August 31, 2000, by our executive officers, directors and all directors and executive officers as a group. As of August 31, 2000, there were 34,760,989 shares of common stock outstanding. This figure does not include 1,515,724 shares reserved for issuance in connection with the IML acquisition.

    The following table assumes that the underwriters do not exercise their option to purchase additional shares in the offering. Beneficial ownership is determined by the rules of the Securities and Exchange Commission. In computing the total number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or will become exercisable within 60 days after August 31, 2000 are considered outstanding, while these shares are not considered outstanding for purposes of computing percentage ownership of any other person. Unless otherwise indicated in the footnotes below, the persons and entities named in the table have sole voting and investment power as to all shares beneficially owned, subject to community property laws where applicable.

	Shares Beneficially Owned Before Offering			Percentage Beneficially Owned
Name of Beneficial Owner	Common Stock	Options	Total	Before Offering	After Offering
Robert P. Schechter	175,182	861,500	1,036,682	2.9%	2.8%
Robert E. Hult	2,600	75,000	77,600	*	*
George D. Kontopidis, Ph.D	70,020	110,070	180,090	*	*
Dorothy A. Terrell	3,400	186,253	189,653	*	*
R. Brough Turner	239,526	124,376	363,902	1.0%	*
Alex N. Braverman	1,648	500	2,148	*	*
Allen P. Carney	31,600	144,574	176,174	*	*
William E. Foster	—	—	—	*	*
Ofer Gneezy	—	—	—	*	*
Zenas W. Hutcheson, III	96,712	—	96,712	*	*
W. Frank King, Ph.D	4,000	38,000	42,000	*	*
Pamela D. A. Reeve	65,000	50,000	115,000	*	*
Ronald W. White	10,616	38,410	49,026	*	*
All directors and executive officers as a group (13 persons)	700,304	1,628,683	2,328,987	6.4%	6.1%
*
Represents beneficial ownership of less than one percent of the outstanding common stock.

UNDERWRITING

    Subject to the terms and conditions of the underwriting agreement, the underwriters named below, for whom Deutsche Bank Securities Inc., U.S. Bancorp Piper Jaffray Inc. and Dain Rauscher Incorporated, are acting as representatives, have severally but not jointly agreed to purchase from us the following respective number of shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

Underwriters	Number Of Shares
Deutsche Bank Securities Inc.
U.S. Bancorp Piper Jaffray Inc.
Dain Rauscher Incorporated

Total	2,000,000

    The underwriting agreement provides that the obligations of the underwriters are subject to approval of certain conditions precedent and that the underwriters will be obligated to purchase all of the shares of the common stock offered hereby, other than those shares covered by the overallotment option described below, if any are purchased. The underwriting agreement provides that, in the event of a default by an underwriter, in certain circumstances the purchase commitments of nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

    We have been advised by the representatives that the underwriters propose to offer the shares of common stock to the public initially at the public offering price set forth on the cover page of this prospectus and, through the representatives, to selling group members at such price less a concession of $      per share. The underwriters and such selling group members may allow a discount of $.  per share on sales to certain other broker-dealers. After the offering, the public offering price and concession and discount to dealers may be changed by the representatives.

    We have granted to the underwriters an option expiring on the thirtieth day after the date of this prospectus to purchase up to 300,000 additional shares of common stock at the public offering price, less the underwriting discounts and commissions set forth on the cover page of this prospectus. Such option may be exercised only to cover overallotments in the sale of shares of common stock. To the extent such option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of common stock as the number of shares of common stock to be purchased by it in the above table bears to 2,000,000.

    We estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, and all expenses, underwriting discounts and commissions of our concurrent offering of the convertible subordinated notes, will be approximately $250,000.

    We have agreed to indemnify the underwriters against liabilities, including civil liabilities under the Securities Act, or to contribute to payments which the underwriters may be required to make in respect thereof.

    Our directors and some of our officers have agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any portion of, all, two-thirds or one-third of their common stock for periods of 90, 60 or 30 days after the date of this prospectus supplement without the prior written consent of Deutsche Bank Securities Inc. This consent may be given at any time without public notice. We have entered into a similar agreement not to sell, issue or contract to sell, or otherwise enter into any transaction that is designed to, or could be expected to, result in the sale or issuance of our common stock for 90 days with Deutsche Bank Securities Inc., except that we may issue shares of our common stock upon the exercise of outstanding options and warrants and may issue additional options and shares of our common stock pursuant to our existing stock option and stock purchase plans.

    The representatives, on behalf of the underwriters, may engage in overallotment, stabilizing transactions, syndicate-covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934. Overallotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate-covering transactions involve purchases of shares of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when shares of the common stock originally sold by such syndicate member are purchased in a syndicate-covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate-covering transactions and penalty bids may cause the price of the common stock to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

    Concurrently with this common stock offering, we are offering convertible subordinated notes in the aggregate principal amount of $175,000,000, plus an additional $26,250,000 of principal amount in such notes to cover overallotments by the underwriters for that offering, by means of a separate prospectus supplement. The completion of this common stock offering and the notes offering and are not dependent on one another. Each of Deutsche Bank Securities Inc., U.S. Bancorp Piper Jaffray Inc. and Dain Rauscher Incorporated is also acting as an underwriter for the note offering. The underwriters will receive customary compensation in connection with the common stock offering.

    From time to time, including in connection with the QWES and IML acquisitions, Deutsche Bank Securities, Inc. has provided financial advisory services to us, for which we have paid customary financial advisory fees. Each of Deutsche Bank Securities Inc., U.S. Bancorp Piper Jaffray Inc. and Dain Rauscher Incorporated acted as an underwriter in connection with the public offering of our common stock in March 2000.

LEGAL MATTERS

    The validity of the shares of common stock we are offering will be passed on for us by Choate, Hall & Stewart, Boston, Massachusetts. Certain legal matters in connection with this offering will be passed upon for the underwriters by Ropes & Gray, Boston, Massachusetts.

EXPERTS

    The consolidated financial statements of Natural MicroSystems Corporation as of December 31, 1998 and 1999, and for each of the three years in the period ended December 31, 1999 and the related financial statement schedule have been incorporated into this prospectus supplement and the prospectus which it accompanies and in the registration statement in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

    The consolidated financial statements of InnoMediaLogic (IML) Inc. as of March 31, 2000 and for the year ended March 31, 2000 have been incorporated into this prospectus supplement and the prospectus which it accompanies and in the registration statement in reliance on the report of Ernst & Young LLP, independent chartered accountants, given on the authority of said firm as experts in auditing and accounting.

    The consolidated financial statements of InnoMediaLogic (IML) Inc. as of March 31, 1999 and for the year ended March 31, 1999 have been incorporated into this prospectus supplement and the prospectus which it accompanies and in the registration statement in reliance on the report of Rochon Legault, independent chartered accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

    We have filed with the Securities and Exchange Commission a Registration Statement on Form S-3 under the Securities Act with respect to the common stock we propose to sell in this offering. This prospectus supplement does not contain all of the information set forth in the registration statement. For further information about us and the common stock we propose to sell in this offering, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus supplement as to the contents of any contract or other document filed as an exhibit to the registration statement are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. The registration statement, including exhibits, may be inspected without charge at the principal office of the Commission in Washington, D.C. and copies of all or any part of it may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Room 1024, Washington, D.C. 20549, and at the Commission's regional offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can also be obtained at prescribed rates by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the Commission at 1-800-SEC-0330. In addition, the Commission maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants, such as our company, that make electronic filings with the Commission.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The Securities and Exchange Commission allows us to incorporate into this prospectus supplement information we file with the Commission in other documents. The information incorporated by reference is considered to be part of this prospectus supplement and information we later file with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the Commission under Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934 until all of the shares of common stock that are part of this offering have been sold. The documents that we incorporate by reference are:

  •
  Our Annual Report on Form 10-K for the year ended December 31, 1999;

  •
  Our Quarterly Reports on Form 10-Q for the fiscal quarter ended March 31, 2000 and June 30, 2000, and Form 10 Q/A for the fiscal quarter ended June 30, 2000;

  •
  Our Current Report on Form 8-K filed January 13, 2000;

  •
  Our Current Report on Form 8-K filed July 20, 2000;

  •
  Our Current Report on Form 8-K/A filed August 22, 2000;

  •
  The description of our common stock contained in our Registration Statement on Form 8-A effective February 17, 1994; and

  •
  The description of our preferred share purchase rights contained in our Registration Statement on Form 8-A filed January 19, 1999, as amended by a filing on June 15, 1999.

    You may request a copy of these filings at no cost by writing or telephoning Natural MicroSystems Corporation, 100 Crossing Boulevard, Framingham, Massachusetts 01702, Attention: Investor Relations, Telephone: (508) 620-9300.

NATURAL MICROSYSTEMS CORPORATION

NATURAL MICROSYSTEMS CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30, 2000 (unaudited)	December 31, 1999
	(In thousands)
ASSETS
Current assets:
Cash and cash equivalents	$103,941	$16,617
Marketable securities	97,618	6,837
Accounts receivable, net of allowance for uncollectable accounts of $1,179 and $1,408, respectively	15,536	11,604
Inventories	7,156	5,393
Prepaid expenses and other current assets	6,962	5,044

Total current assets	231,213	45,495
Property and equipment, net of accumulated depreciation $15,329 and $12,384, respectively	16,020	14,871
Other long-term assets	3,326	6,883
Intangible assets, net	2,847	3,460

Total assets	$253,406	$70,709

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$6,487	$7,211
Accrued expenses and other liabilities	11,591	9,772
Current portion of long term obligations	6	2,907

Total current liabilities	18,084	19,890
Long-term obligations, less current portion	—	306
Stockholders' equity	235,322	50,513

Total liabilities and stockholders' equity	$253,406	$70,709

The accompanying notes are an integral part of these condensed consolidated financial statements.

NATURAL MICROSYSTEMS CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2000	1999	2000	1999
	(In thousands except per share data)
Revenues	$32,125	$17,565	$59,847	$34,186
Cost of revenues	11,991	6,953	22,580	13,578

Gross profit	20,134	10,612	37,267	20,608
Operating expenses:
Selling, general and administrative	11,806	9,775	22,817	19,518
Research and development	6,940	6,258	13,924	12,183

Total operating expenses	18,746	16,033	36,741	31,701

Operating income (loss)	1,388	(5,421)	526	(11,093)
Other income (expense), net	3,989	191	5,965	(17)

Income (loss) before income taxes	5,377	(5,230)	6,491	(11,110)
Income tax expense (benefit)	376	(1,580)	454	(3,438)

Net income (loss)	$5,001	$(3,650)	$6,037	$(7,672)

Basic net income (loss) per common share	$0.15	$(0.16)	$0.20	$(0.34)

Weighted average shares outstanding	33,035	22,810	30,454	22,429

Diluted net income (loss) per common share	$0.14	$(0.16)	$0.19	$(0.34)

Weighted average shares outstanding	34,911	22,810	32,290	22,429

The accompanying notes are an integral part of these condensed consolidated financial statements.

NATURAL MICROSYSTEMS CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

(Unaudited)

	Six Months Ended June 30, 2000	Six Months Ended June 30, 1999
	(In thousands)
Cash flow from operating activities:
Net income (loss)	$6,037	$(7,672)
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	3,866	3,189
Gain on sale of investment	(915)
Deferred income taxes		413
Changes in assets and liabilities:
Accounts receivable	(4,169)	3,972
Inventories	(1,850)	948
Prepaid expenses and other assets	(1,398)	(195)
Accounts payable	(717)	(867)
Accrued expenses and other liabilities	1,376	1,943

Cash provided by operating activities	2,230	1,731

Cash flow from investing activities:
Additions to property and equipment	(4,623)	(2,885)
Additions to license agreements	(64)	(26)
Additions to intangible assets		(515)
Purchases of marketable securities	(113,705)	(6,571)
Proceeds from the sale of marketable securities	22,793	6,371
Proceeds from the sale of property & equipment	228	52
Proceeds from the sale of investment	3,915
Additions to other assets	2	(80)

Cash used in investing activities	(91,454)	(3,654)
Cash flow from financing activities:
Repayment on stockholders notes receivable	4	34
Payments on government advances	(102)	(101)
Payments of note payable	(2,477)	(27)
Payments of capital lease obligations		(9)
Proceeds from the issuance of notes payable		1,025
Proceeds from follow-on offering, net of issuance costs	174,931
Proceeds from issuance of common stock, net of issuance cost	4,006	453

Cash provided by financing activities	176,362	1,375

Effect of exchange rate changes on cash	186	427
Net increase (decrease) in cash and cash equivalents	87,324	(121)
Cash and cash equivalents, beginning of period	16,617	12,172

Cash and cash equivalents, end of period	$103,941	$12,051

The accompanying notes are an integral part of these condensed consolidated financial statements.

NATURAL MICROSYSTEMS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1—Unaudited Condensed Consolidated Financial Statements

    The condensed consolidated balance sheet as of June 30, 2000 and the condensed consolidated statements of income, operations and cash flow for the three month and six month periods ending June 30, 2000 and 1999 include the accounts of Natural MicroSystems Corporation and its wholly owned subsidiaries (the "Company").

    In the opinion of management, all adjustments, which are of a normal recurring nature, necessary to present fairly the financial position, results of operations and cash flows for all periods presented have been made. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates. The operating results for the six month period ended June 30, 2000 are not necessarily indicative of the operating results to be expected for the full fiscal year.

    Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. The financial statements should be read in conjunction with the consolidated financial statements of the Company as of and for the year ended December 31, 1999.

2—Stockholders' Equity: (in thousands)

	Common Stock
			Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (loss)	Notes Receivable from Common Stockholders	Treasury Stock		Comprehensive Income (Loss)
	Shares	Amount						Total
Balance at December 31, 1998	12,766	$128	$72,923	$(21,980)	$(391)	$(99)	$(68)	$50,513	$(19,031)

Exercise of common stock options	335	3	3,026					3,029
Stock issued in follow-on offering	3,450	35	174,896					174,931
Warrants exercised	6
Issuance of common stock under employee purchase plan	42		913				68	981
Payment of notes receivable from common stockholders						3		3
Foreign currency translation adjustments					(79)			(79)	(79)
Change in market value of securities available for sale					(93)			(93)	(93)
Two-for-one stock split effected in the form of a 100% stock dividend	16,599	166	(166)
Net income (loss)				6,037				6,037	6,037

Balance at June 30, 2000	33,198	$332	$251,592	$(15,943)	$(563)	$(96)	$—	$235,322	$5,865

3—Indebtedness

    The Company established a $7.5 million bank line of credit for working capital purposes effective May 14, 1999. Borrowings under the line of credit bear interest at the bank's floating rate of prime plus one percent. The Company is subject to covenants requiring maintenance of certain profitability, equity and liquidity ratios. The Company is currently compliant with all covenants under the line, and there are no amounts currently outstanding.

4—Earnings Per Share

    The following is a reconciliation of basic to the diluted earning per share (EPS) computations for net income (loss). The shares outstanding calculation for the three months ended June 30, 2000 do not include 124,000 anti-dilutive shares:

	Three months ended June 30, 2000
	Income (loss)	Shares	Per Share Amount
	(in thousands except per share data)
Basic EPS (income available to all shareholders)	$5,001	33,035	$0.15
Effect of dilutive securities (stock options)		1,876

Diluted EPS (income available to common stockholders and assumed conversions)	$5,001	34,911	$0.14

	Three months ended June 30, 1999
	Income (loss)	Shares	Per Share Amount
	(in thousands except per share data)
Basic EPS (income available to all shareholders)	$(3,650)	22,810	$(0.16)
Effect of dilutive securities (stock options)		—

Diluted EPS (income available to common stockholders and assumed conversions)	$(3,650)	22,810	$(0.16)

	Six months ended June 30, 2000
	Income (loss)	Shares	Per Share Amount
	(in thousands except per share data)
Basic EPS (income available to all shareholders)	$6,037	30,454	$0.20
Effect of dilutive securities (stock options)		1,836

Diluted EPS (income available to common stockholders and assumed conversions)	$6,037	32,290	$0.19

	Six months ended June 30, 1999
	Income (loss)	Shares	Per Share Amount
	(in thousands except per share data)
Basic EPS (income available to all shareholders)	$(7,672)	22,429	$(0.34)
Effect of dilutive securities (stock options)		—

Diluted EPS (income available to common stockholders and assumed conversions)	$(7,672)	22,429	$(0.34)

5—Inventories

    Inventories are stated at the lower of cost (principally first-in, first-out) or market. Inventories, as of December 31, 1999 and June 30, 2000 were comprised of the following:

	June 30, 2000	December 31, 1999
	(in thousands)
Raw materials	$583	$517
Work in process	3,781	2,611
Finished goods	2,792	2,265

	$7,156	$5,393

6—Segment Information

    The following table presents the Company's revenues and operating income by geographic segment:

	Three Months ended June 30,		Six Months ended June 30,
	2000	1999	2000	1999
	(in thousands)
Revenues
North America	$21,464	$12,634	$41,846	$24,171
Europe	4,980	3,525	8,749	6,952
Other	5,681	1,406	9,252	3,063

Total revenues	$32,125	$17,565	$59,847	$34,186

Operating income (loss)
North America	$(1,475)	$(5,112)	$(3,112)	$(10,374)
Europe	392	(281)	(50)	(726)
Other	2,471	(28)	3,688	7

Total operating income (loss)	$1,388	$(5,421)	$526	$(11,093)

7—Comprehensive Income

    The following table represents the Company's comprehensive income for the stated periods.

	Three Months ended June 30,		Six Months ended June 30,
	2000	1999	2000	1999
Net income (loss)	$5,001	$(3,650)	$6,037	$(7,672)
Other comprehensive income (loss) items:
Foreign currency translation adjustment	(60)	(45)	(79)	(234)
Change in market value of securities			(93)
Available for sale

Comprehensive income (loss)	$4,941	$(3,695)	$5,865	$(7,906)

8—Subsequent Events

    On May 19, 2000 the Company announced that it had entered into a definitive agreement to acquire InnoMediaLogic, Inc., ("IML") a privately held company headquartered in Canada. IML is a leading provider of enabling technology used in Voice over Digital Subscriber Line (VoDSL) gateways and other new network solutions. The agreement calls for the Company to issue or reserve for issue stock in the aggregate of 2,635,300 shares, pay cash totaling $69.1 million of total consideration for all outstanding shares and options of IML, and assume the obligation to issue up to 318,672 shares of its common stock upon exercise of outstanding stock options for the purchase of common stock of IML. The acquisition closed on July 7, 2000 and has been accounted for as a purchase.

    On July 11, 2000 the Company's Board of Directors also declared a two-for-one stock split, to be paid on August 7, 2000 as a 100% distribution of its common stock. The stock distribution will entitle each shareholder of record at the close of business on July 24, 2000 to one additional share for every one share of Natural MicroSystems common stock held on that date. Shares in this quarterly report have been adjusted to reflect this stock split.

Prospectus

$500,000,000

Debt Securities

Preferred Stock

Common Stock

Warrants

This prospectus includes a general description of the debt securities, shares of preferred stock, shares of common stock and warrants we may issue from time to time. We will provide specific terms of these securities in supplements to this prospectus. You should read this prospectus and each applicable supplement carefully before you invest.

Our common stock is traded on the Nasdaq National Market under the symbol NMSS.

Investing in our securities involves risks. See "Risks Factors" beginning on page 2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 25, 2000.

ABOUT THIS PROSPECTUS

    This prospectus is part of a registration statement on Form S-3 that we filed with the SEC using a shelf registration process. Under the shelf registration process, we may offer from time to time debt securities, shares of preferred stock, shares of common stock and warrants with up to an aggregate initial public offering price of $500,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we offer securities, in addition to this prospectus we will provide you with a prospectus supplement that will contain specific information about the securities being offered. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any applicable prospectus supplement as well as the additional information described under "Where You Can Find More Information" on page 23, before making an investment decision.

    You should rely on the information contained or incorporated by reference in this prospectus and in any accompanying prospectus supplement. We have not authorized anyone to provide you with different information.

    The securities are not being offered in any jurisdiction where the offer is not permitted.

    You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of the documents.

    All share numbers in this prospectus reflect the two-for-one stock split in the form of a distribution on August 7, 2000 of one share of our common stock for each outstanding share of our common stock held of record on July 24, 2000. The information incorporated by reference into this prospectus, however, may not reflect this stock split.

    This prospectus and any applicable prospectus supplement do not contain all of the information in the registration statement, parts of which we have omitted, as allowed under the rules and regulations of the SEC. You should refer to the registration statement for further information with respect to us and our securities. Statements contained in this prospectus and any applicable prospectus supplement as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of each contract or document filed as an exhibit to the registration statement. Copies of the registration statement, including exhibits, may be inspected without charge at the SEC's principal office in Washington, D.C., and you may obtain copies from that office upon payment of the fees prescribed by the SEC.

ABOUT NATURAL MICROSYSTEMS

    We provide enabling technologies to the world's leading suppliers of networking and communications equipment. Our customers incorporate our software and hardware products and technologies into their solutions in order to enable communications service providers and enterprises to rapidly and cost-effectively deploy data, voice and fax applications and enhanced services in converged networks. These converged networks integrate packets of voice, fax and data from several sources on a single physical network link and allow for interoperability between the Internet, a packet-based network, and the public switched telephone network, which is circuit-based.

    We were incorporated in Delaware in 1983. Our common stock has been publicly traded since our initial public offering in 1994. Our principal executive offices are located at 100 Crossing Boulevard, Framingham, Massachusetts 01702, and our main telephone number is (508) 620-9300. We also have sales, service and engineering facilities in the United States and in other countries. Our corporate website is www.nmss.com. Information contained on our website does not constitute a part of this prospectus. Except as otherwise provided, references in this prospectus to "Natural MicroSystems," "we," "our" and "us" refer to Natural MicroSystems Corporation and its subsidiaries. Natural MicroSystems is one of our trademarks.

RISK FACTORS

    Our securities involve a high degree of risk. You should carefully consider the risks described below and the other information in this prospectus and the applicable prospectus supplement before deciding to invest in our securities. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not known to us or that we now believe to be unimportant could also impair our business. If any of the following risks actually were to occur, our business, results of operations and financial condition could be materially adversely affected and you might lose all or part of your investment. Please also see "Forward-Looking Information" on page 8.

We have experienced recent operating losses and may not remain profitable.

    We experienced operating losses in the last three quarters of 1998, all four quarters of 1999 and the first quarter of 2000. As a result, for the years ended December 31, 1998 and 1999, we reported operating losses of approximately $10.0 million and $16.6 million, respectively. We were profitable in the second quarter of 2000. However, we expect to continue to increase our levels of research and development and sales and marketing expenditures, and therefore we will continue to achieve profitability only if we can significantly increase our revenues. If our revenues do not meet the levels that we anticipate, or if our costs and expenses exceed our expectations, we will again sustain losses and the price of our common stock may decline substantially. We may not be able to sustain profitability on a quarterly or annual basis.

Our operating results fluctuate and are difficult to predict, which could cause our stock price to decline.

    Our revenues and net income, if any, in any particular period may be lower than revenues and net income, if any, in a preceding or comparable period. Factors contributing to these fluctuations, some of which are beyond our control, include:

  •
  fluctuations in our customers' businesses;

  •
  demands for our customers' products incorporating our products;

  •
  timing and market acceptance of new products or enhancements introduced by us or our competitors;

  •
  availability of components from our suppliers and the manufacturing capacity of our subcontractors;

  •
  timing and level of expenditures for sales, marketing and product development; and

  •
  changes in the prices of our products or of our competitors' products.

    In addition, we have historically operated with less than one quarter's worth of backlog and a customer order pattern that is skewed toward the later weeks of the quarter. In recent quarters, we have received orders more evenly throughout the quarter, but we cannot be sure that this will continue in the future. Any significant deferral of orders for our products would cause a shortfall in revenue for the quarter. If our quarterly revenue or operating results fall below the expectations of investors or public market analysts, our common stock price may decline substantially.

Internal development efforts by our customers may adversely affect demand for our products.

    Many of our customers, including the large equipment manufacturers on which we focus a significant portion of our sales and marketing efforts, have the technical and financial ability to design and produce components replicating or improving on the functionality of most of our products. These organizations often consider in-house development of technologies and products as an alternative to doing business with us. We cannot be certain that these customers will resolve these "make-buy" decisions in favor of working with us, rather than attempting to develop similar technology and products internally or obtaining them through acquisition.

Difficulties integrating our recent acquisition of Inno Media Logic may prevent the benefits of the acquisition from being realized.

    On July 7, 2000, we acquired Inno Media Logic Inc. (I.M.L.), a company based in Montreal, Quebec. The stockholders of I.M.L. exchanged all of their shares of common stock for approximately $69.1 million in cash and shares of our common stock or shares in our wholly owned subsidiary which are exchangeable for shares of our common stock. We issued or reserved for issuance upon exchange of the exchangeable shares an aggregate of 2,635,300 shares of our common stock. We also assumed the obligation to issue up to 318,672 shares of our common stock upon exercise of outstanding stock options for the purchase of common stock of I.M.L.

    As a result of the broad scope of our and I.M.L.'s operations and the geographic distance separating the bases of operation, it may be difficult to quickly integrate the products, technologies, research and development activities, administration, sales and marketing and other operations of the two companies. Integration difficulties may disrupt our business and could prevent the achievement of the potential benefits of the acquisition.

The markets we serve are highly competitive, and we may be unable to compete effectively.

    Competition in the high growth markets that we target for our products is intense, and we expect it to intensify as current competitors expand their product offerings and new competitors enter the market. Although competition in many of our markets is highly fragmented, our current competitors include AudioCodes Ltd., Radisys Corporation, Brooktrout Technology, Inc. Dialogic Corp., a wholly owned subsidiary of Intel Corporation. Other companies, including original equipment manufacturers that are current or targeted customers, may enter our markets in the future. Our competitors and customers may be able to develop products and services that are superior to our products and services, that achieve greater customer acceptance or that have significantly improved functionality as compared to our existing and future products and services. In particular, by focusing all of their efforts on a specific niche of the market, some of our competitors may succeed in introducing products that change the competitive dynamic in that market niche and adversely affect demand for our products. Certain of our competitors may be able to negotiate alliances with strategic partners on more favorable terms than we are able to negotiate. Many of our competitors have well-established relationships with our existing and prospective customers, including those on which we have focused significant sales and marketing efforts.

We rely on third parties to assemble our products.

    We do not have in-house manufacturing capabilities and currently rely on one primary third-party contract manufacturer to assemble our printed circuit boards and other product offerings. This manufacturer is our sole source for the products it manufactures for us. This reliance could subject us to product shortages or quality assurance problems, which, in turn, could lead to an increase in the cost of manufacturing or assembling our products. Any problems that occur and persist in connection with the delivery, quality or cost of the assembly of our products could affect our ability to ship product and recognize revenue, harm our relationship with our customers and harm our business.

We depend on sole source suppliers for certain components used in our products.

    We rely on vendors to supply components for our products, and we rely on sole source suppliers for certain custom integrated circuits and other devices that are components of one or more of our products. In particular, Texas Instruments is our sole source for the digital signal processors used in many of our products and customarily requires order lead times of 20 to 22 weeks or more to insure delivery in desired quantities. In addition, Lucent is our sole source supplier for integrated circuit components used in many of our products and customarily requires order lead times of 16 weeks or more. An interruption in supply from either Texas Instruments or Lucent would disrupt production, thereby adversely affecting our ability to deliver products to our customers. Converting to an alternative source for key components could require a large investment in capital and manpower resources and might cause significant delays in introducing replacement products. Although we believe we could identify alternative sources for all of our components, that process could take several months, and any interruption in our supplies could harm our business.

We do not obtain binding purchase commitments from our customers and rely on projections prepared by our customers in assessing future demand for our products.

    Our "design wins" are solely an expression of interest by customers and are not supported by purchase obligations. Therefore, there can be no assurance that any "design win" will result in purchase orders for our products. After we begin receiving initial orders for a product from a customer, we rely heavily on the customer's projections as to future needs for our product, without having any binding commitment from the customer as to future orders. Because our expenses are based on forecasting of future orders, a substantial reduction or delay in orders for our products from our customers could harm our business.

Our products typically have long sales cycles, causing us to expend significant resources before achieving "design wins" and recognizing revenue.

    The length of our sales cycle typically ranges from six to eighteen months and varies substantially from customer to customer. Prospective customers generally must commit significant resources to test and evaluate our products and integrate them into larger systems. This evaluation period is often prolonged due to delays associated with approval processes that typically accompany the design and testing of new communications equipment by our customers. In addition, the rapidly emerging and evolving nature of the markets in which we and our customers compete may cause prospective customers to delay their purchase decisions as they evaluate new technologies and develop and implement new systems. During the period in which our customers are evaluating whether to place an order with us, we often incur substantial sales and marketing expenses, without any assurance of future orders or their timing. Even after we achieve a "design win" and our product is expected to be utilized in a product or service offering being developed by our customer, the timing of the development, introduction and implementation of those products is controlled by, and can vary significantly with the needs of, our customers and may exceed several months. This complicates our planning processes and reduces the predictability of our earnings. If sales forecasted from a specific customer for a particular quarter are not realized in that quarter, we may fail to achieve our revenue goals.

The average selling prices of our products may decrease, which could adversely affect gross margins and revenues.

    Competitive pressures and rapid technological change may cause erosion of the average selling prices of our products and services. For example, the toll bypass segment of the Internet telephony market in which we compete has experienced a rapid and substantial decline in average product selling prices during 1999. In addition, as many of our target customers are large original equipment manufacturers with significant market power, we may face pressure from them for steep volume-based discounts in our pricing. Any significant erosion in our average selling prices could impact our gross margins and harm our business.

Our revenue growth depends significantly on the timely development and launch of new products and product enhancements, and we cannot be sure that our new products will gain wide market acceptance.

    The communications equipment and services market is characterized by rapid technological change, which requires continual development and introduction of new products and product enhancements that respond to evolving market needs and industry standards on a timely and cost-effective basis. Successfully developing new products requires us to accurately anticipate technological evolution in the communications industry as well as the technical and design needs of our customers. In addition, new product development and launch require significant commitments of capital and personnel. Failure to successfully update and enhance current products and to develop and launch new products would harm our business.

    We have experienced, and may in the future experience, delays in developing and releasing new products and product enhancements. These delays have led to, and may in the future lead to, delayed sales, increased expenses and lower quarterly revenue than anticipated. During the development of our products, we have also experienced delays in the prototyping of our digital signal processing chips, which in turn have led to delays in product introductions. Our failure to timely introduce a new product or product enhancement could harm our reputation with our customers or reduce demand for that product, which could harm our business.

We may acquire other businesses or technologies; if we do, we may be unable to integrate them with our business or our financial performance may suffer.

    If appropriate opportunities present themselves, we may acquire businesses, technologies, services or products that we believe are strategic. We may not be able to identify, negotiate or finance any future acquisition successfully. Even if we do succeed in acquiring a business, technology, service or product, the process of integration may produce unforeseen operating difficulties and expenditures and may absorb significant attention of our management that would otherwise be available for the ongoing development of our business. If we make future acquisitions, we may issue shares of stock that dilute other stockholders, incur debt, assume contingent liabilities or create additional expenses related to amortizing goodwill and other intangible assets, any of which might harm our financial results and cause our stock price to decline. Any financing that we might need for future acquisitions may only be available to us on terms that restrict our business or that impose on us costs that reduce our net income.

We may be unable to attract and retain management and other key personnel we need to succeed.

    The loss of any of our senior management or other key research, development, sales and marketing personnel, particularly if lost to competitors, could harm our business. Our future success will depend in large part on our ability to attract, retain and motivate highly skilled employees.

We may not be able to adequately protect our intellectual property, which may facilitate the development of competing products by others.

    We rely on a combination of copyright and trade secret laws, restrictions on disclosure and patents to protect our intellectual property rights. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. The laws of some foreign countries do not protect our proprietary rights to as great an extent as the laws of the United States. If we fail to adequately protect our intellectual property rights, it will be easier for our competitors to sell competing products.

Our products may infringe on the intellectual property rights of third parties, which may result in lawsuits and prohibit us from selling our products.

    There is a risk that third parties have filed, or will file applications for, or have received or will receive, patents or obtain additional intellectual property rights relating to materials or processes that we use or propose to use. As a result, from time to time, third parties may assert exclusive patent or other intellectual property rights to technologies that are important to us. In addition, third parties may assert claims or initiate litigation against us or our manufacturers, suppliers or customers with respect to existing or future products or other proprietary rights. Any claims against us or customers that we indemnify against intellectual property claims, with or without merit, may be time-consuming, result in costly litigation and diversion of technical and management personnel or require us to develop non-infringing technology. If a claim is successful, we may be required to obtain a license or royalty agreement under the intellectual property rights of those parties claiming the infringement. If we are unable to obtain the license, we may be unable to market our affected products. Limitations on our ability to market our products and delays and costs associated with monetary damages and redesigns in compliance with an adverse judgment or settlement could harm our business.

Our products depend upon the continued availability of licensed technology from third parties.

    We currently license and will continue to license certain technology integral to our products and services, such as protocols, from third parties. While we believe that much of this technology is available from multiple sources, any difficulties in acquiring third-party technology licenses, or in integrating the related third-party technology into our products, could result in delays in product development or upgrade until equivalent technology can be identified, licensed and integrated. We may require new licenses in the future as our business grows and technology evolves. We cannot assure you that these licenses will continue to be available to us on commercially reasonable terms, if at all.

The ongoing evolution of industry standards may adversely affect demand for our products and increase our costs.

    Our success depends on both the evolution of industry standards for new technologies and our products' compatibility with multiple industry standards. Many technological developments occur prior to the adoption of the related industry standard. The absence of an industry standard related to a specific technology may prevent market acceptance of products using that technology, or may result in the development of products not compatible with ultimately adopted standards, which would limit demand for our products. We intend to develop products compatible with other technological advancements and may develop these products prior to the adoption of industry standards related to these technologies. As a result, we may incur significant expenses and losses due to lack of customer demand, unusable purchased components for these products and the diversion of our engineers from future product development efforts. Further, we may develop products that do not comply with the eventual industry standard, which could limit our ability to sell these products. If the industry develops new standards, we may not be able to design and manufacture new products in a timely fashion that meet these new standards. Even after the adoption of industry standards, the future success of our products depends on widespread market acceptance of their underlying technologies.

Defects in our products or problems arising from the use of our products together with other vendors' products may seriously harm our business and reputation.

    Products as complex as ours may contain known and undetected errors or performance problems. Defects are frequently found during the period immediately following introduction and initial implementation of new products or enhancements to existing products. Although we attempt to resolve all errors that we believe would be considered serious by our customers before implementation, our products are not error-free. These errors or performance problems could result in lost revenues or customer relationships and could be detrimental to our business and reputation generally. Additionally, reduced market acceptance of our services due to errors or defects in our technology would harm our business by reducing our revenues and damaging our reputation. In some of our contracts, we have agreed to indemnify our customers against certain liabilities arising from defects in our products, but we do not carry insurance policies covering this type of liability. In addition, our customers generally use our products together with their own products and products from other vendors. As a result, when problems occur in the network, it may be difficult to identify the source of the problem. These problems may cause us to incur significant warranty and repair costs, divert the attention of our engineering personnel from our product development efforts and cause significant customer relations problems. To date, defects in our products or those of other vendors' products with which ours are used by our customers have not had a material negative effect on our business. However, we cannot be certain that a material negative effect will not occur in the future.

Because we derive a significant portion of our revenues from international sales, we are susceptible to currency fluctuations and other risks.

    Sales to customers outside North America accounted for approximately 27% of our revenues in 1999, and we believe a material portion of our domestic sales results in the use of our products outside North America. Since customers generally evaluate our purchase price as expressed in their own currency, changes in foreign currency exchange rates may hurt our sales in other countries. In addition, some of our sales transactions are denominated in local currency and we do not mitigate the currency risk by engaging in currency-hedging transactions. An increase in the value of the U.S. dollar relative to foreign currencies could make our products less competitive on a price basis in international markets or adversely impact the U.S. dollar yield from sales transactions denominated in local currency.

    Other risks arising from our international business include political instability or recessions in other countries, the imposition of trade and tariff regulations by foreign governments and the difficulties in managing operations across disparate geographic areas. These or other factors may limit our ability to sell our products and services in other countries.

The market segments we target may not develop as rapidly as we anticipate.

    We operate in five segments of the networking and communications market: IP telephony, differentiated IP service provisioning, enhanced services, wireless network infrastructure and enterprise applications. Although we expect growth in these areas, each of these market segments is emerging, undergoing rapid change or both and may fail to generate demand for our products at the levels we anticipate, which could limit our future revenues and harm our business.

Future regulation or legislation could restrict our business or increase our costs.

    We are unable to predict the impact, if any, that future legislation, legal decisions or regulations relating to our target market segments may have on our business, financial condition and results of operations. Regulation may focus on, among other things, assessing access or settlement charges, or imposing tariffs or regulations based on the characteristics and quality of products and services, either of which could restrict our business or increase our cost of doing business. For example, the Federal Communications Commission is currently examining the question of whether certain forms of telephone services over the Internet should be subject to FCC regulation as telecommunications services. If the FCC were to determine that Internet telephony providers, or the services they provide, are subject to FCC regulations, then some of the service providers that buy equipment from our customers may be forced to pay access charges and make universal service contributions. This could have a material adverse effect on those customers' business and competitive position and could therefore force them to limit or cut-off their purchases of our products.

Anti-takeover provisions in Delaware law and our corporate documents may affect the value of our common stock.

    Provisions of Delaware law and our corporate documents may make it difficult and expensive for a third party to acquire us. For example, our certificate of incorporation provides for the election of members to our board of directors for staggered three-year terms. In addition, we have adopted a shareholder rights plan. The existence of these anti-takeover provisions may substantially impede the ability of a third party to acquire control of us or accumulate large blocks of our common stock, which may adversely affect our stock price.

We will have broad discretion as to the use of the proceeds from the sale of securities under this prospectus.

    Our board of directors and our management will have broad discretion over the use of the net proceeds from the sale of securities that we may offer under this prospectus and any accompanying prospectus supplement. Investors will be relying on the judgment of our board of directors and our management regarding the application of the proceeds from the sale of securities that we may offer under this prospectus and any accompanying prospectus supplement.

FORWARD-LOOKING INFORMATION

    This prospectus includes and incorporates forward-looking statements that involve substantial risks and uncertainties and fall within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by our use of the words "believes," "anticipates," "plans," "expects," "may," "will," "would," "intends," "estimates," "predicts," "potential," "continue" and similar expressions, whether in the negative or affirmative. We cannot guarantee that we actually will achieve these plans, intentions or expectations. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in "Risk Factors," beginning on page 2, as well as other risks and uncertainties referenced in this prospectus and the applicable prospectus supplement. We do not assume any obligation to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results.

USE OF PROCEEDS

    Except as set forth in the applicable prospectus supplement, we will use the net proceeds from the sale of securities for general corporate purposes, which may include working capital, repayment of debt, capital expenditures, acquisitions, investments and repurchase of our capital stock. We may invest the net proceeds temporarily or use them to repay short-term debt until we use them for their stated purpose.

DIVIDEND POLICY

    We do not anticipate paying cash dividends on our common stock in the foreseeable future. The terms of some of our debt instruments may place limitations on our ability to pay dividends. Future dividends on our common stock, if any, will be at the discretion of our board of directors and will depend on, among other things, our operations, capital requirements and surplus, general financial condition, contractual restrictions and such other factors as our board of directors may deem relevant.

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

    The following table presents our historical ratios of earnings to fixed charges and preferred dividends for the periods indicated:

	Year Ended December 31,					Six Months Ended June 30,
	1995	1996	1997	1998	1999	1999	2000
Ratio of earnings to fixed charges (a)	27.5	12.1	16.6	(c)	(c)	(c)	2.2	(d)
Ratio of earnings to fixed charges and preferred dividends (b)	27.5	12.1	16.6	(c)	(c)	(c)	2.2	(d)

(a)
The ratio of earnings to fixed charges is computed by dividing net income (loss) before income taxes and extraordinary credits and fixed charges (excluding interest capitalized during the period), by fixed charges.

(b)
The ratio of earnings to fixed charges and preferred stock dividends is computed by dividing net income (loss) before income taxes and extraordinary credits and fixed charges (excluding interest capitalized during the period), by fixed charges and preferred stock dividend requirements.

(c)
Due to our losses in these periods, the ratio coverage was less than 1:1. We would have needed to generate additional earnings of $10,057, $16,634 and $11,093 for the years ending December 31, 1998 and 1999 and six months ending June 30, 1999, respectively, to achieve a coverage ratio of 1:1.

(d)
Included in earnings for the six-month period ended June 30, 2000 was a nonrecurring gain of $1,898 before income taxes relating to the sale of our investments in two privately held companies. If such sales had not occurred, the total additional earnings needed to achieve a 1:1 coverage ratio of earnings to fixed charges and earnings to fixed charges and preferred dividends would have been $1,372.

DESCRIPTION OF DEBT SECURITIES

    We will issue the debt securities offered by this prospectus and any accompanying prospectus supplement under an indenture or indentures to be entered into between us and the trustee identified in the applicable prospectus supplement. In this prospectus, we refer to any debt securities that we may issue with this prospectus or any prospectus supplement as "debt securities". The terms of the debt securities will include those stated in the applicable indenture, those made part of such indenture by reference to the Trust Indenture Act of 1939, as in effect on the date of the indenture, and those contained in any supplemental indenture or resolution of the board of directors delivered pursuant to the indenture. We have filed a copy of the proposed form of indenture as an exhibit to the registration statement in which this prospectus is included. Each indenture will be subject to and governed by the terms of the Trust Indenture Act of 1939. For purposes of this section, references to "we", "us", "ours" and "Natural MicroSystems" include only Natural MicroSystems Corporation and not its subsidiaries.

    We may offer debt securities under this prospectus with up to an aggregate initial public offering price of $500,000,000. If debt securities are issued at a discount, or in a foreign currency, foreign currency units or composite currency, the principal amount may be sold for an initial public offering price of up to $500,000,000. Unless otherwise specified in the applicable prospectus supplement, the debt securities will represent direct, unsecured obligations of Natural MicroSystems and will rank equally with all of our other unsecured indebtedness.

    The following statements relating to the debt securities and the form of indenture are summaries and do not purport to be complete, and are subject in their entirety to the detailed provisions of the applicable indenture and any supplemental indenture, resolution of the board of directors or officers' certificate delivered pursuant to the indenture.

General

    We may issue debt securities in one or more series with the same or various maturities, at par, at a premium, or at a discount. We will describe the particular terms of each series of debt securities in a prospectus supplement relating to that series, which we will file with the SEC. To review the terms of a series of debt securities, you must refer to both the prospectus supplement for the particular series and to the description of debt securities in this prospectus.

    The following description summarizes some general terms of the terms of the debt securities to which any prospectus supplement may relate. The particular terms of the debt securities offered by any prospectus supplement and the extent, if any, to which the following general terms may not apply to the debt securities so offered will be described in the prospectus supplement.

    The indenture does not limit the amount of debt securities that we may issue. The indenture provides that debt securities may be issued up to the principal amount that we authorize from time to time. The terms of the indenture generally do not contain any covenants or other provisions designed to give holders of any debt securities protection against changes in our operations, financial condition or transactions involving us, but those provisions may be included in the documents that include the specific terms of the debt securities.

    The prospectus supplement relating to the particular series of debt securities being offered will specify the particular amounts, prices and terms of those debt securities. These terms may include among others:

  •
  the title of the debt securities;

  •
  any limit upon the aggregate principal amount of the debt securities;

  •
  if other than United States dollars, the currency or currencies, including the euro and other composite currencies, in which payments on the debt securities will be payable and whether the holder may elect payment to be made in a different currency;

  •
  the maturity date(s);

  •
  the date or dates when payments on the principal must be made;

  •
  interest rates, and the dates from which interest, if any, will accrue and be payable;

  •
  the place(s) where payments may be made;

  •
  any mandatory or optional redemption provisions;

  •
  the terms and conditions, if any, upon which the debt securities shall be subordinated in right of payment to other indebtedness of Natural MicroSystems;

  •
  the denominations in which debt securities will be issued;

  •
  the terms applicable to any debt securities issued at a discount from their stated principal amount;

  •
  if the amount of payments of principal or interest is to be determined by reference to an index or formula, or based on a coin or currency other than that in which the debt securities are stated to be payable, the manner in which these amounts are determined;

  •
  whether the debt securities will be issued in fully registered form without coupons or in bearer form, with or without coupons, or any combination of these, and whether they will be issued in the form of one or more global securities in temporary or definitive form;

  •
  whether and on what terms we will pay additional amounts to holders of the debt securities that are not United States persons in respect of any tax, assessment or governmental charge withheld or deducted and, if so, whether and on what terms we will have the option to redeem the debt securities rather than pay the additional amounts;

  •
  the certificates or forms required for the issuance of debt securities in definitive form;

  •
  the trustees, depositaries, authenticating or paying agents, transfer agents or registrars of the debt securities;

  •
  any deletions of, or changes or additions to, the events of default or covenants;

  •
  any sinking fund provisions;

  •
  conversion or exchange provisions, if any; and

  •
  any other specific terms of the debt securities.

    If any debt securities are sold for any foreign currency or currency unit or if any payments on the debt securities are payable in any foreign currency or currency unit, the applicable prospectus supplement will contain any restrictions, elections, tax consequences, specific terms and other information with respect to the debt securities and the foreign currency or currency unit.

    Some of the debt securities may be issued as original issue discount debt securities which will be sold at a discount below their stated principal amount and may bear no or below market interest. The applicable prospectus supplement will contain any special tax, accounting or other information relating to original issue discount securities or other kinds of debt securities that may be offered, including debt securities linked to an index or payable in currencies other than United States dollars.

    The terms of the debt securities may include provisions that restrict our ability to declare dividends, require the maintenance of financial covenants or financial balances, or require the creation or maintenance of reserves.

Senior Debt Securities

    Payment of the principal of, premium, if any, and interest on any senior debt securities will rank on a parity with all of our other unsecured and unsubordinated debt, but will be effectively subordinated to creditors and preferred shareholders of our subsidiaries.

Subordinated Debt Securities

    We will state in the applicable prospectus supplement relating to any subordinated debt securities the subordination terms of the securities as well as the aggregate amount of outstanding debt, as of the most recent practicable date, that by the terms of the subordinated debt securities will be senior to the subordinated debt securities. We will also state in such prospectus supplement limitations, if any, on issuance of additional senior debt. In addition, the subordinated debt securities will be effectively subordinated to creditors and preferred shareholders of our subsidiaries.

Conversion or Exchange Rights

    Debt securities may be convertible into or exchangeable for shares of our equity securities or equity securities of our subsidiaries or affiliates. The terms and conditions of conversion or exchange will be stated in the applicable prospectus supplement. The terms will include, among others, the following:

  •
  the conversion or exchange price;

  •
  the conversion or exchange period;

  •
  provisions regarding the convertibility or exchangeability of the debt securities, including who may convert or exchange;

  •
  events requiring adjustment to the conversion or exchange price; and

  •
  provisions affecting conversion or exchange in the event of our redemption of the debt securities.

Global Securities

    We may issue a series of debt securities in whole or in part in the form of one or more global certificates that will be deposited with a depositary we will identify in the applicable prospectus supplement. We may issue global debt securities in either registered or unregistered form and in either temporary or definitive form. We will describe the specific terms of the depositary arrangement with respect to any series of debt securities in the applicable prospectus supplement.

Merger, Consolidation or Sale of Assets

    Under the terms of the indenture, we may not consolidate with or merge into, or sell, lease or convey all or substantially all of our assets to, another party unless the successor or transferee party:

  •
  expressly assumes all of our obligations with respect to the debt securities and the indenture;

  •
  is a corporation organized under the laws of one of the states in the United States; and

  •
  will not, immediately after such consolidation or merger or sale, lease or conveyance, be in default in the performance of any covenant or condition with respect to the debt securities or the indenture.

No Protection in the Event of Change of Control

    The indenture does not have any covenants or other provisions providing for a put or increased interest or otherwise that would afford holders of debt securities additional protection in the event of a recapitalization transaction, a change of control of Natural MicroSystems or a highly leveraged transaction. If we include any covenants or provisions of this type with respect to any debt securities in the future, we will describe them in the applicable prospectus supplement.

Events of Default

    Unless otherwise provided for in the applicable prospectus supplement, the term "event of default", when used in the indenture means any of the following with respect to a series of debt securities:

  •
  failure to pay interest for 30 days after the date payment with respect to that series is due and payable;

  •
  failure to pay principal or premium, if any, with respect to that series when due, either at maturity, upon any redemption, by declaration or otherwise;

  •
  failure to make sinking fund payments, if any, with respect to that series when due;

  •
  failure to perform other covenants applicable to that series for 60 days after notice;

  •
  events in bankruptcy, insolvency or reorganization of our company; or

  •
  any other event of default provided in the supplemental indenture, board resolution or officers' certificate under which the series of debt securities was issued.

    An event of default for a particular series of debt securities does not necessarily constitute an event of default for any other series of debt securities issued under an indenture. If an event of default relating to the payment of interest, principal or any sinking fund installment involving any series of debt securities or relating to the performance of covenants in the indenture applicable to that series (but less than all series) has occurred and is continuing, the trustee or the holders of not less than 25% in aggregate principal amount of the debt securities of that series may declare the entire principal of all the debt securities of that series to be due and payable immediately.

    If an event of default relating to the performance of other covenants applicable to all series of debt securities occurs and is continuing for a period of 60 days after notice of that event of default, then the trustee or the holders of not less than 25% in aggregate principal amount of all of the series of debt securities may declare the entire principal amount of all of the series of debt securities due and payable immediately; provided, however, that the applicable prospectus supplement may provide otherwise with respect to a particular series.

    If an event of default relating to events in bankruptcy, insolvency or reorganization occurs, then the principal amount of all of the debt securities outstanding, and any accrued interest, will automatically become due and payable immediately, without any declaration or other act by the trustee or any holder.

    Upon satisfaction of specified conditions, the holders of not less than a majority in aggregate principal amount of the securities of a series (or all series, as the case may be) may rescind and annul any of the above-described declarations and consequences.

    If any other event of default is provided for in a supplemental indenture, board resolution or officers' certificate, the terms of such event of default and its consequences will be described in the applicable prospectus supplement.

    The indenture imposes limitations on suits brought by holders of debt securities against us. Except for actions for payment of overdue principal or interest, no holder of debt securities of any series may institute any action against us under the indenture unless:

  •
  the holder has previously given to the trustee written notice of default and continuance of that default;

  •
  the holders of at least 25% in principal amount of the outstanding debt securities of the affected series have requested that the trustee institute the action;

  •
  the requesting holders have offered the trustee reasonable indemnity for expenses and liabilities that may be incurred by bringing the action;

  •
  the trustee has not instituted the action within 60 days of the request; and

  •
  the trustee has not received inconsistent direction by the holders of a majority in principal amount of the outstanding debt securities of the series.

    We will be required to file annually with the trustee a certificate, signed by an officer of our company, stating whether or not the officer knows of any default by us in the performance, observance or fulfillment of any condition or covenant of the indenture.

Discharge, Defeasance and Covenant Defeasance

    We can discharge or defease our obligations under the indenture as stated below or as provided in the applicable prospectus supplement.

    Unless otherwise provided in the applicable prospectus supplement, we may discharge obligations to holders of any series of debt securities if all debt securities of such series (a) have already been delivered to the trustee for cancellation, or (b) mature within one year or are to be called for redemption within one year. We may effect a discharge by irrevocably depositing in trust with the trustee cash or United States government obligations in an amount sufficient to pay the principal of, premium, if any, interest and any mandatory sinking fund payments on the debt securities to maturity or redemption and providing an officer's certificate and an opinion of counsel acceptable to the trustee to the effect that all of the conditions required by the indenture for such discharge have been met.

    Unless otherwise provided in the applicable prospectus supplement, we may also discharge any and all of our obligations to holders of any series of debt securities at any time, which we refer to as "defeasance". We may also be released from the obligations imposed by covenants of any outstanding series of debt securities and provisions of the indenture, and we may omit to comply with those covenants without creating an event of default under the indenture, which we refer to as "covenant defeasance". We may effect defeasance and covenant defeasance only if, among other things:

  •
  we irrevocably deposit with the trustee cash or United States government obligations, as trust funds, in an amount certified to be enough to pay at maturity, or upon redemption, the principal, premium, if any, interest and any mandatory sinking fund payments on all outstanding debt securities of the series; and

  •
  we deliver to the trustee an officer's certificate and an opinion of counsel acceptable to the trustee to the effect that (a) in the case of covenant defeasance, the holders of the series of debt securities will not recognize income, gain or loss for United States federal income tax purposes as a result of the defeasance, and will be subject to tax in the same manner and at the same times as if no covenant defeasance had occurred and (b) in the case of defeasance, either we have received from, or there has been published by, the Internal Revenue Service a ruling or there has been a change in applicable United States federal income tax law, and based on that ruling or change, the holders of the series of debt securities will not recognize income, gain or loss for United States federal income tax purposes as a result of the defeasance and will be subject to tax in the same manner as if no defeasance had occurred.

    Although we may discharge or defease our obligations under the indenture as described in the two preceding paragraphs, we may not avoid, among other things, our duty to register the transfer or exchange of any series of debt securities, to replace any temporary, mutilated, destroyed, lost or stolen series of debt securities or to maintain an office or agency in respect of any series of debt securities.

Modification of the Indenture

    Except as provided in the applicable prospectus supplement, the indenture provides that we and the trustee may amend the indenture or enter into supplemental indentures without the consent of the holders of debt securities to, among other things,:

  •
  secure any debt securities;

  •
  evidence the assumption by a successor corporation of our obligations;

  •
  make provisions with respect to conversion rights of the holders of the debt securities, if any;

  •
  add covenants for the protection of the holders of debt securities and to make the occurrence of a default in any additional covenant an event of default under the indenture;

  •
  cure any ambiguity or correct any inconsistency in the indenture;

  •
  establish the forms or terms of debt securities of any series;

  •
  evidence and provide for the acceptance of appointment by a successor trustee; and

  •
  make any other provisions as the board of directors deems necessary or desirable that do not adversely affect the interests of the holders.

    The indenture also provides that we and the trustee may, with the consent of the holders of not less than a majority in aggregate principal amount of debt securities of each series of debt securities then outstanding and affected, voting as one class, add any provisions to, or change in any manner, eliminate or modify in any way the provisions of, the applicable indenture or modify in any manner the rights of the holders of the debt securities. A supplemental indenture, board resolution or officer's certificate may provide for additional consent requirements with respect to a particular series of debt securities. We and the trustee may not, however, without the consent of the holder of each outstanding debt security affected by such action, modify or supplement the indenture or the debt securities or waive compliance with any provision of the indenture or the debt securities in order to:

  •
  reduce the percentage of holders of debt securities of any series whose consent is required for any modification of the indenture for any such series;

  •
  reduce the rate or extend the time of payment of interest;

  •
  extend the stated maturity of any debt security or reduce the principal amount or premium, if any;

  •
  make any change that adversely affects the rights of the holders with respect to subordination;

  •
  reduce any amount payable on redemption;

  •
  waive a payment default;

  •
  impair the right to institute suit for the enforcement of any payment on any series of debt security;

  •
  make any change that adversely affects the right to convert any security, if any;

  •
  change the place of payment; or

  •
  change the currency in which the principal, premium, if any, or interest is payable.

Concerning the Trustee

    We will identify the trustee with respect to any series of debt securities in the applicable prospectus supplement relating to the debt securities. If we issue more than one series of debt securities, we may designate a different trustee for each such series. If there are different trustees for different series of debt securities, each trustee will be a trustee of a trust under an indenture separate and apart from the trust administered by any other trustee under another indenture. Except as otherwise indicated in this prospectus or any prospectus supplement, any action permitted to be taken by a trustee may be taken by that trustee only on the one or more series of debt securities for which it is the trustee under the applicable indenture. Any trustee under the indenture may resign or be removed from one or more series of debt securities.

    The holders of a majority in aggregate principal amount of any series of debt securities then outstanding will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee concerning that series of debt securities, so long as the direction:

  •
  would not conflict with any rule of law or with the applicable indenture;

  •
  would not be unduly prejudicial to the rights of another holder of the debt securities; and

  •
  would not involve the trustee in personal liability.

    The indenture provides that if an event of default occurs, is not cured and is known to the trustee, the trustee must use the same degree of care as a prudent person would use in the conduct of his or her own affairs in the exercise of the trust's power. The trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any of the holders of the debt securities, unless they have offered to the trustee security and indemnity satisfactory to the trustee.

Registrar and Paying Agent

    The debt securities may be presented for registration of transfer or for exchange at the office of the security registrar designated in the applicable prospectus supplement or at any other office or agency that we maintain for those purposes pursuant to the indenture. In addition, the debt securities may be presented for payment of principal, interest and any premium at the office of the paying agent designated in the applicable prospectus supplement or at any office or agency that we maintain for those purposes pursuant to the indenture. We expect that the trustee with respect to any series of debt securities will be our designated security registrar and paying agent for such series of debt securities, but may provide otherwise in the applicable prospectus supplement.

DESCRIPTION OF PREFERRED STOCK

    Under our restated certificate of incorporation we have authorized 3,000,000 shares of preferred stock, par value $0.01 per share. At August 15, 2000, we had no shares of preferred stock issued and outstanding. In connection with our stockholder rights plan, 15,000 of such shares have been designated "Series A Junior Preferred Stock", none of which are issued and outstanding. Our board of directors has the authority to issue preferred stock in one or more classes or series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, exchange rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any class or series or the designation of such class or series, without any further action by the stockholders. Preferred stock, if issued, will not be entitled to any preemptive or similar rights.

    Each time that we issue a new series of preferred stock, we will file with the SEC a definitive certificate of designation. In addition, the prospectus supplement relating to that new series of preferred stock will specify the particular amount, price and other terms of that new series. These terms will include:

  •
  the designation of the title of the series;

  •
  dividend rates;

  •
  redemption provisions, if any;

  •
  special or relative rights in the event of liquidation, dissolution, distribution or winding up of Natural MicroSystems;

  •
  sinking fund provisions, if any;

  •
  whether the preferred stock will be convertible into our common stock or any other of our securities or exchangeable for securities of any other person;

  •
  voting rights; and

  •
  any other preferences, privileges, powers, rights, qualifications, limitations and restrictions, not inconsistent with our restated certificate of incorporation or bylaws.

    The shares of any series of preferred stock will be, when issued, fully paid and non-assessable.

Ranking

    Each new series of preferred stock will rank with respect to each other series of our preferred stock as specified in the prospectus supplement relating to that new series of preferred stock.

Dividends

    Holders of each new series of preferred stock will be entitled to receive cash dividends or dividends in kind, if declared by our board of directors out of funds legally available for dividends. For each series of preferred stock, we will specify in the prospectus supplement:

  •
  the dividend rates;

  •
  whether the rates will be fixed or variable or both;

  •
  the dates of distribution of the cash dividends; and

  •
  whether the dividends on any series of preferred stock will be cumulative or non-cumulative.

Conversion and Exchange

    The prospectus supplement for any new series of preferred stock will state the terms and other provisions, if any, on which shares of the new series of preferred stock are convertible into shares of our common stock or exchangeable for securities of a third party.

Redemption

    We will specify in the prospectus supplement relating to each new series of preferred stock:

  •
  whether that new series will be redeemable at any time, in whole or in part, at our option or at the option of the holder of the shares of preferred stock;

  •
  whether that new series will be subject to mandatory redemption under a sinking fund or on other terms; and

  •
  the redemption prices.

Liquidation Preference

    Upon our voluntary or involuntary liquidation, dissolution or winding up, holders of each series of preferred stock will be entitled to receive:

  •
  distributions upon liquidation in the amount provided in the prospectus supplement of that series of preferred stock; plus

  •
  any accrued and unpaid dividends.

    These payments will be made to holders of preferred stock out of our assets available for distribution to stockholders before any distribution is made on any securities ranking junior to the preferred stock regarding liquidation rights.

    Unless otherwise provided in the applicable prospectus supplement, after payment of the full amount of the liquidation preference to which they are entitled, the holders of each series of preferred stock will not be entitled to any further participation in any distribution of our assets.

Voting Rights

    The holders of shares of any series of preferred stock will have no voting rights except as indicated in the certificate of designations or prospectus supplement relating to that series or as required by law.

Transfer Agent and Registrar

    We will specify each of the transfer agent, registrar, dividend disbursing agent and redemption agent for shares of each new series of preferred stock in the prospectus supplement relating to that series.

DESCRIPTION OF COMMON STOCK

    The following summary is a description of the material terms of our common stock, does not purport to be complete and is subject in all respects to the applicable provisions of Delaware law and of our constituent documents and of the constituent documents of our subsidiaries. Our restated certificate of incorporation and bylaws are incorporated by reference as exhibits to the registration statement of which this prospectus is a part.

General

    Our restated certificate of incorporation provides that we have authority to issue 125,000,000 shares of common stock, par value $0.01 per share. As of August 11, 2000, there were 34,463,137 shares of common stock outstanding. Common stockholders are entitled to one vote for each share held on all matters submitted to a vote of stockholders. They do not have cumulative voting rights. Common stockholders do not have preemptive, subscription, redemption or conversion rights. The outstanding shares of common stock are fully paid and nonassessable. The rights, preferences and privileges of common stockholders are subject to the rights of the shareholders of any series of preferred stock which we may designate and issue in the future. We will describe the specific terms of any common stock we may offer in a prospectus supplement.

Charter Provisions

    Our board of directors currently consists of seven members. Our restated certificate of incorporation and bylaws divide our board of directors into three classes as nearly equal as possible with staggered three-year terms. At each annual meeting of stockholders, approximately one-third of the directors are elected for a term of three years.

    Our restated certificate of incorporation includes provisions eliminating the personal liability of our directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by law.

    Our bylaws require that nominations for the board of directors made by the stockholders comply with particular notice procedures. A notice by a stockholder of a planned nomination must generally be given not later than 80 days nor earlier than 90 days prior to the date of the meeting. A stockholder's notice of nomination must include particular information about the stockholder, the nominee and any beneficial owner on whose behalf the nomination is made.

    Our restated certificate of incorporation and bylaws provide that any action required or permitted to be taken by the stockholders shall be taken only at a duly called annual or special meeting of the stockholders. Special meetings may be called by the board of directors, the chairman of the board, the chief executive officer or the secretary within ten days of a written request from a majority of the board of directors. In addition, our restated certificate of incorporation and bylaws provide that the board of directors may, from time to time, fix the number of directors constituting the board of directors, and only the directors are permitted to fill vacancies on the board of directors.

    Under Delaware law, the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless a corporation's certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our restated certificate of incorporation and bylaws generally do not require a greater percentage. In addition, our restated certificate of incorporation and bylaws provide that the board of directors shall have the power to amend or repeal our bylaws.

    The provisions of the restated certificate of incorporation and bylaws discussed above could make more difficult or discourage a proxy contest or the acquisition of control of a substantial block of our stock or the removal of any incumbent member of the board of directors. Such provisions could also have the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control of Natural MicroSystems, even though such an attempt might be beneficial to Natural MicroSystems and our stockholders.

Stockholder Rights Plan

    We adopted a stockholder rights plan on December 23, 1998. The plan was implemented by declaring a dividend, distributable to stockholders of record on January 4, 1999, of one preferred share purchase right for each outstanding share of common stock. The plan provides that each share of common stock outstanding will have attached to it the right to purchase one thousandth of a share of preferred stock. As of the date of this prospectus, the purchase price per one thousandth of a preferred share under the plan is $30.00, subject to adjustment. The rights will be exercisable only if a person or group (i) acquires 15% or more of the common stock or (ii) announces a tender offer that would result in that person or group acquiring 30% or more of our common stock. Once exercisable, and in some circumstances if certain additional conditions are met, the plan allows shareholders (other than the acquirer) to purchase common stock or securities of the acquirer having a then-current market value of two times the exercise price of the right. The rights are redeemable for $0.005 per right (subject to adjustment) at the option of the board of directors. Until a right is exercised, the holder of the right, as such, has no rights as a stockholder of Natural MicroSystems. The rights will expire on December 23, 2008 unless redeemed by Natural MicroSystems prior to that date. The terms described above give effect to our two-for-one stock split effective on August 7, 2000.

    On April 22, 1999, the rights agreement was amended and restated to modify provisions relating to so-called "dead hand" control by a particular group of directors.

    The rights agreement contains rights that have anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire Natural MicroSystems on terms not approved by the board of directors. The rights should not interfere with any merger or other business combination approved by the board of directors since the rights may be redeemed by Natural MicroSystems at $0.005 per right prior to the earlier of (i) the time prior to such time as any person has become an acquiring person (as defined in the rights agreement), or (ii) December 23, 2008.

Change of Control

    We are subject to Section 203 of the Delaware General Corporation Law which under certain circumstances, may make it more difficult for a person who would be an "Interested Stockholder," as defined in Section 203, to effect various business combinations with us for a three-year period. Under Delaware law, a corporation's certificate of incorporation or bylaws may exclude a corporation from the restrictions imposed by Section 203. Our restated certificate of incorporation and bylaws do not exclude us from the restrictions imposed under Section 203.

Transfer Agent

    The transfer agent, registrar, dividend disbursing agent and redemption agent for the shares of our common stock is currently EquiServe, although we reserve the right to use a different agent which, if any, will be named in a prospectus supplement.

DESCRIPTION OF WARRANTS

    We may issue warrants, including debt warrants, which are warrants to purchase debt securities, and equity warrants, which are warrants to purchase common stock or preferred stock.

    Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a warrant agent. The warrant agent will act solely as our agent in connection with a series of warrants and will not assume any obligation or relationship of agency for or with holders or beneficial owners of warrants.

Debt Warrants

    The applicable prospectus supplement will describe the terms of any debt warrants, including the following:

  •
  the title and aggregate number of the debt warrants;

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  any offering price of the debt warrants;

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  the number of debt warrants and debt securities that will be separately transferable;

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  any date on and after which the debt warrants and debt securities will be separately transferable;

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  the title, total principal amount, ranking and terms, including subordination and conversion provisions, of the underlying debt securities that may be purchased upon exercise of the debt warrants;

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  the time or period when the debt warrants are exercisable, the minimum or maximum amount of debt warrants which may be exercised at any one time and the final date on which the debt warrants may be exercised;

  •
  the principal amount of underlying debt securities that may be purchased upon exercise of each debt warrant and the price, or the manner of determining the price, at which the principal amount may be purchased upon exercise;

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  the terms of any right to redeem or call the debt warrants;

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  any book-entry procedure information;

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  any currency or currency units in which the offering price and the exercise price are payable; and

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  any other terms of the debt warrants not inconsistent with the provisions of the applicable debt warrant agreement.

Equity Warrants

    The applicable prospectus supplement will describe the terms of any equity warrants, including the following:

  •
  the title and aggregate number of the equity warrants;

  •
  any offering price of the equity warrants;

  •
  the designation and terms of any shares of preferred stock that are purchasable upon exercise of the equity warrants;

  •
  if applicable, the designation and terms of the securities with which the equity warrants are issued and the number of the equity warrants issued with each security;

  •
  if applicable, the date from and after which the equity warrants and any securities issued with those warrants will be separately transferable;

  •
  the number of shares of common stock or preferred stock purchasable upon exercise of an equity warrant and the price;

  •
  the time or period when the equity warrants are exercisable, the minimum or maximum amount of the equity warrants exercisable at any one time, if applicable, and the final date on which the equity warrants may be exercised and terms regarding any of our rights to accelerate this final date;

  •
  any currency or currency units in which the offering price and the exercise price are payable;

  •
  any applicable anti-dilution provisions of the equity warrants;

  •
  any applicable redemption or call provisions; and

  •
  any additional terms of the equity warrants not inconsistent with the provisions of the applicable equity warrant agreement.

PLAN OF DISTRIBUTION

    We may sell our debt securities, shares of preferred stock, shares of common stock and warrants in any of three ways:

  •
  through underwriters;

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  through agents; or

  •
  directly to a limited number of institutional purchasers or to a single purchaser.

    The prospectus supplement for the securities we sell will describe that offering, including:

  •
  the name or names of any underwriters;

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  the purchase price and the proceeds to us or the selling stockholders from that sale;

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  any underwriting discounts or agency fees and other items constituting underwriters' or agents' compensation;

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  any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers; and

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  whether the securities will trade on any securities exchanges or the Nasdaq National Market.

Underwriters

    If underwriters are used in the sale, we will execute an underwriting agreement with those underwriters relating to the securities that we will offer. Unless otherwise provided in the applicable prospectus supplement, the obligations of the underwriters to purchase these securities will be subject to conditions. Unless otherwise provided in the applicable prospectus supplement, the underwriters will be obligated to purchase all of these securities if any are purchased.

    The securities subject to the underwriting agreement will be acquired by the underwriters for their own account and may be resold by them from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from the purchasers of these securities for whom they may act as agent. Underwriters may sell these securities to or through dealers. These dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

    We also may sell the securities in connection with a remarketing upon their purchase, in connection with a redemption or repayment, by a remarketing firm acting as principal for its own account or as our agent. Remarketing firms may be deemed to be underwriters in connection with the securities that they remarket.

    We may authorize underwriters to solicit offers by institutions to purchase the securities subject to the underwriting agreement from us at the public offering price stated in the prospectus supplement under delayed delivery contracts providing for payment and delivery on a specified date in the future. If we sell securities under these delayed delivery contracts, the prospectus supplement will state that as well as the conditions to which these delayed delivery contracts will be subject and the commissions payable for that solicitation.

    Any underwriters to whom we sell securities may make a market in the securities, but such underwriters will not be obligated to do so and may discontinue market making activities at any time without notice. Underwriters may be customers of, engage in transactions with, or perform services for us and our affiliates in the ordinary course of business.

Agents

    We may also sell any of the securities through agents designated by us from time to time. We will name any agent involved in the offer or sale of these securities and will list commissions payable by us to these agents in the prospectus supplement. These agents will be acting on a best efforts basis to solicit purchases for the period of their appointment, unless we state otherwise in the applicable prospectus supplement.

Direct Sales

    We may sell any of the securities directly to purchasers. In this case, we will not engage underwriters or agents in the offer and sale of these securities.

Indemnification

    We may indemnify underwriters, dealers or agents who participate in the distribution of the securities against certain liabilities, including liabilities under the Securities Act, and may agree to contribute to payments which these underwriters, dealers or agents may be required to make.

LEGAL MATTERS

    Choate, Hall & Stewart (a partnership including professional corporations), Boston, Massachusetts, will be giving its opinion on legal matters relating to the securities offered from time to time.

EXPERTS

    The consolidated financial statements of Natural MicroSystems Corporation as of December 31, 1998 and 1999, and for each of the three years in the period ended December 31, 1999 and the related financial statement schedule have been incorporated into this prospectus and in the registration statement in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

    Government Filings.  We file annual, quarterly and special reports and other information with the Securities and Exchange Commission (the "SEC"). You may read and copy any documents that we file at the SEC's public reference facilities at 450 Fifth Street, N.W., Judiciary Plaza, Room 1024, Washington, D.C. 20549, and at the SEC's regional offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, Suite 1300, New York, New York 10048. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to you free of charge at the SEC's website at www.sec.gov.

    Stock Market.  Our common stock is traded on the Nasdaq National Market. Material filed by us can be inspected at the offices of the National Association of Securities Dealers, Inc., Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

    Information Incorporated by Reference.  The SEC allows us to "incorporate by reference" the information we file with them in other documents, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede previously filed information, including information contained in this document.

    We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934 until this offering has been completed:

  •
  our Annual Report on Form 10-K for the fiscal year ended December 31, 1999;

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  our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2000 and June 30, 2000;

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  our Current Report on Form 8-K filed January 13, 2000;

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  our Current Report on Form 8-K filed July 20, 2000;

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  the description of our common stock contained in our Registration Statement on Form 8-A effective February 17, 1994; and

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  the description of our preferred share purchase rights contained in our Registration Statement on Form 8-A filed January 19, 1999, as amended by a filing on June 15, 1999.

    You may request a copy of these filings at no cost by writing or telephoning Natural MicroSystems Corporation, 100 Crossing Boulevard, Framingham, Massachusetts 01702, Attention: Investor Relations, Telephone: (508) 620-9300.

[Inside back cover artwork]

    The diagram entitled "Quality, Technology, Connectivity—Enabling a New Era of Communications" includes a diagram of four market segments in which we operate and services that we offer. These are: enterprise solutions, new network access, IP services management, new network services and technical and engineering consulting services.

You may rely only on the information contained in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide information different from that contained in this prospectus supplement and the accompanying prospectus. Neither the delivery of this prospectus supplement and the accompanying prospectus nor the sale of the shares of common stock means that information contained in this prospectus supplement or the accompanying prospectus is correct after the date of this prospectus supplement or the accompanying prospectus. Neither this prospectus supplement nor the accompanying prospectus is an offer to sell or a solicitation of an offer to buy these shares in any circumstances under which the offer or solicitation is unlawful.

2,000,000 Shares

Common Stock

Deutsche Banc Alex. Brown

U.S. Bancorp Piper Jaffray

Dain Rauscher Wessels

Prospectus Supplement

             , 2000

QuickLinks

SUMMARY
Natural MicroSystems
The Offering
Summary and Pro Forma Financial Data
RISK FACTORS
FORWARD-LOOKING INFORMATION
USE OF PROCEEDS
PRICE RANGE OF COMMON STOCK
DIVIDEND POLICY
CAPITALIZATION
SELECTED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION
BUSINESS
Natural MicroSystems Products
MANAGEMENT
STOCK OWNERSHIP
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
ABOUT THIS PROSPECTUS
ABOUT NATURAL MICROSYSTEMS
RISK FACTORS
FORWARD-LOOKING INFORMATION
USE OF PROCEEDS
DIVIDEND POLICY
RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS
DESCRIPTION OF DEBT SECURITIES
DESCRIPTION OF PREFERRED STOCK
DESCRIPTION OF COMMON STOCK
DESCRIPTION OF WARRANTS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION